RGC Resources
                               2002 Annual Report



                               keepin' life Simple

WHO WE ARE

RGC Resources provides superior customer and shareholder value as a preferred provider of energy and diversified products and services in its selected market areas.

PRODUCTS AND MARKETS


Product                      Division                     Market                      Territory

Natural Gas                  Roanoke Gas                  Natural gas                 Virginia
                                                          sales & Services

                             Bluefield Gas                Natural gas                 West Virginia

Propane                      Highland Propane             Propane sales               Virginia
                                                          & Service                   & West Virginia


Applications                 Application Resources        Information System          National
                                                          Services



TABLE OF CONTENTS


Mission Statement....................................................  IFC
Financial Highlights.................................................    1
Shareholders Letter..................................................    2
Selected Financial Data..............................................   10
Management Discussion and Analysis...................................   11
Directors and Officers...............................................   24
Corporate Information...............................................   IBC



[Image of West Virginia and Virginia]

FINANCIAL HIGHLIGHTS


Years Ended September 30,                                   2002                   2001                  2000
-------------------------------------------------------------------------------------------------------------------
Operating Revenue - Natural Gas     ...............  $      57,647,947       $     86,195,121      $     55,685,168
Operating Revenue - Propane........................  $      10,718,404       $     14,929,570      $     11,246,152
Energy Marketing Revenue...........................  $      11,107,532       $     14,756,066      $      8,828,492
Other Revenue......................................  $         751,790       $      1,562,390      $      1,990,183
                                                   ----------------------------------------------------------------
Net Income.........................................  $       2,486,895       $      2,306,615      $      2,873,702
Net Earnings Per Share.............................  $            1.28       $           1.21*     $           1.54
Dividend Per Share - Cash..........................  $            1.14       $           1.12      $           1.10
Number of Customers - Natural Gas..................             57,229                 56,770                56,067
Number of Customers - Propane......................             18,156                 17,105                15,973
Total Natural Gas Deliveries - DTH.................         10,563,514             11,890,227            11,253,948
Total Propane Sales - Gallons......................          8,856,086             10,174,329             9,666,772
Total Additions to plant...........................  $       8,614,454       $      8,029,853      $      8,398,388


*Reflects $0.32 per share impairment loss.



[Bar graphs appear here depicting Number of Customers - Natural Gas, Number of Customers-Propane and Dividend Per Share for the years 2002, 2001 and 2000.]

[Picture of John B. Williamson, III.]

To Our Shareholders:

         I am pleased to report that in spite of a very challenging year for the Company and the industry, we were able to modestly increase earnings. While I consider per share earnings of $1.28 well below our potential, we were dealing with the warmest winter season since 1932 and a recession which reduced energy demand by industrial and commercial customers. Fiscal year heating degree days were 19% below last year and 17% fewer than the long-term average. Our sales of natural gas declined by 1,326,713 decatherms or 11.2% compared to the prior year, and our propane sales declined by 1,318,243 gallons or 13.0%.
         It has been a tumultuous year in the energy sector with the collapse or near collapse of several of the larger energy trading companies. The combination of the post-September 11 deepening recession, the bankruptcy of Enron, and the realization that a number of the large energy trading companies were artificially inflating revenues clearly shook the public's confidence in the reliability and value of some sectors of the energy industry. I am pleased to say that we did not suffer monetary losses or operational disruptions during the upheaval. Our primary supply contracts are with Duke Energy Trading, a joint venture of Duke Energy and Exxon Mobil, and they performed well. Our interstate pipeline capacity contracts are with Columbia Transmission, a subsidiary of NiSource, Duke Energy and El Paso, all of whom performed to contract and without incident.
         We do not operate as energy traders, but as a utility distributor and end use retailer. Our fiscal 2002 revenues were 72% regulated utility distribution sales, 13% unregulated retail propane sales, and 14% unregulated natural gas sales to large industrial customers. The remaining 1% of revenues were related to other service offerings in specialized computer application consulting, heating ventilation and air conditioning equipment, sales and services (HVAC) and geographic information systems services (GIS).

[Caption: "Keepin' Life Simple" - We want our customers to know that we can and will keep things simple for them in their energy choices and service needs.]


As a result of the effects of the recession, low margins and a competitive environment that appears to ensure inadequate returns, we are no longer offering HVAC equipment sales and GIS services. We maintain a capability in computer applications consulting, but due to the recession and inactivity in the utility sector for replacing customer information systems, we are not currently involved in any information system projects other than those supporting our own operations which recently included upgrading both our customer information software and our PC local area network.
         We focused our efforts in fiscal 2002 on growing our natural gas and propane markets and on controlling costs to ensure that we would remain profitable in a dramatically warmer than normal year. In spite of the recession, we installed over 1,200 new natural gas service lines and over 2,500 new propane installations as the new home construction market remained reasonably strong due to low mortgage rates. In addition, we continued to see customers convert from fuel oil and electric heat pumps, reflecting a continuing customer preference for the comfort, convenience, reliability and environmental benefits of natural gas and propane. We also extended natural gas mains into Roanoke County's new industrial park, Center for Research and Technology, and further extended mains into the developing sections of Botetourt County's industrial center at Greenfield.
         Net customer growth, however, is not as strong as in previous years. Record high energy prices in the winter of 2000-2001 led to record customer service disconnections for non-payment of gas bills. The combination of accumulated unpaid debt and the recession has resulted in a larger-than-normal number of customers not restoring their natural gas or propane service. Net customer growth for natural gas in fiscal year 2002 was 459 and net propane customer growth was 1,051, reflecting higher than historical

[Picture of Lynn D. Avis

Caption:
Board Member
Lynn D. Avis
Chairman of the Board - Avis Construction Company, Inc.]

[Caption: Strong Market]

customer attrition. In addition, we have observed a significant reduction in propane usage by a segment of our customers who apparently have multiple heating systems. We are developing a plan to charge these customers a minimum use or equipment availability fee. The new charges may result in additional customer attrition, however if that occurs, we will redeploy the propane tanks to new customers whose usage justifies the equipment investment.
         In addition to new customer growth, significant effort went into infrastructure improvements and system renewal. We replaced eight miles of cast iron and bare steel mains and 779 bare steel service lines with new plastic mains and services. We also moved and replaced 350 aging inside meters to the outside of customer residences, making substantial headway in our enhanced safety and reliability program. We intend to gradually replace all cast iron and bare steel mains and services and inside meters in our systems to ensure the integrity of our distribution plant for the long term.
         To ensure adequate supply for growth, we increased our interstate pipeline and storage capacity by 2,000 decatherms per day in November 2001 and will add 2,000 more in November 2002. To maximize the new capacity, we have begun construction of a new interconnect with Duke Energy's Tennessee Gas Pipeline on the southwest side of the Roanoke Gas Distribution System. The new capacity and interconnect will add operating flexibility and will increase supply and pipeline pressure at the point most needed in the Roanoke Gas distribution system. Our supply contracts, gas inventories, and price hedging mechanisms for the winter of 2002-2003 are in place and we believe we are well positioned for the

[Picture of Abney S. Boxley, III

Caption:

Board Member
Abney S. Boxley, III
President and Chief Executive Officer -
Boxley Company, Inc. ]

[Picture of Frank T. Ellett

Caption:

Board Member
Frank T. Ellett
President - Virginia Truck Center, Inc.]

[Caption: We focused our efforts in 2002 on growing our natural gas and propane markets and on controlling costs to ensure that we would remain profitable in a dramatically warmer than normal year.]


upcoming heating season. I do maintain a degree of apprehension about the ensuing years because of the slowness of Congress to adopt a much needed comprehensive energy bill and what that slowness may imply for supply development and volatility in commodity pricing. Tight credit in the energy production sector of the industry may also contribute to tightening supply and price volatility in the near term.
         Due to the abnormally warm weather and the resulting decline in sales, we worked very hard this year to reduce operating costs. Customer bad debt expense was dramatically reduced on lower prices, lower volume, enhanced collection efforts, and an agreement we reached with the Regulatory Staff of the Virginia State Corporation Commission. The regulatory agreement allowed for deferral and planned future recovery of a portion of the unusually high customer bad debt experienced in the winter of 2001. The credit for the unusual 2001 bad debt expense was recognized in the Company's financial results in the spring of 2002 and the incremental rates for recovery of the deferred expense will take effect December 1, 2002. We were able to further reduce operating expense by re-focusing company field employees on capital projects, including relocating inside meters to the outside of customer premises, bare steel and cast iron main replacement, and reconstruction of over 700 aging farm tap regulators located along our transmission pipeline. In addition to enhancing the safety and reliability of the distribution system, the effort reduced current operating expenses because employee wages and related overhead were capitalized as part of distribution system construction projects.

[Picture of Maryellen F. Goodlatte

Caption:

Board Member
Maryellen F. Goodlatte
Attorney and Principal - Glenn, Feldmann,
Darby & Goodlatte]

[Picture of Frank A. Farmer, Jr.

Caption:

Board Member
Frank A. Farmer, Jr.
Former Chairman of the Board - RGC Resources, Inc.]

[Caption: We are listed on the Nasdaq stock exchange, offer a stable investment, have paid a consistent dividend, provide easy dividend reinvestment, offer commission-free stock purchase options, and operate an understandable business integral to our customers' and our community's needs.]


         We also looked for ways to generate additional revenues with Highland Propane employees in the off-peak season and secured a contract to repair or replace approximately 2,900 residential meter bars for another natural gas utility in southwest Virginia and eastern Tennessee. The contract provided us a means to better balance our winter/summer workload and valuable experience in Gas Utility Services, a summer revenue niche we hope to further develop.
         We are finding cost containment in the current environment particularly challenging. Medical inflation has clearly returned to employee health care costs and the broad decline in stock market values has hurt pension fund values, requiring increased annual pension expense and funding. The September 11 attacks exacerbated an already hard insurance market and we have seen our insurance premiums increase by 50% over the last two years, including adding terrorism coverage for our liquified natural gas storage facility.
         To mitigate the impact of these increased operating costs on the regulated utilities, we filed two rate cases in Virginia and one in West Virginia. The West Virginia case was settled with an $88,000 increase in base rates and the Virginia case was settled, subject to Commission approval, with an increase in base rates of $989,000. The new rates will be put into effect December 1, 2002, subject to refund, pending a final order from the Virginia State Corporation Commission. In addition, we filed for, and the pending settlement in Virginia includes, a weather normalization adjustment mechanism designed to lessen earnings volatility in periods of significantly warmer than normal weather. The proposal is symmetrical and would lessen customer bills in

[Picture of J. Allen Layman

Caption:

Board Member
J. Allen Layman
Chairman of the Board and President - NTELOS Inc.]

[Caption: Stable Stock]


periods of significantly colder than normal weather. If approved, the program will first apply to the 2003-2004 winter season.
         We also experienced some personnel changes this year and are planning for more in 2003. Roger Baumgardner retired as Vice President, Treasurer and Corporate Secretary after 37 years of service. Howard Lyon, our Controller, has assumed the Treasurer functions and Dale Moore, our Vice President for Finance and Regulatory Affairs, has assumed the Corporate Secretary functions. Art Pendleton, President and Chief Operating Officer for the utility companies left to work for a larger organization in the mid-west. His former duties were reassigned among John D'Orazio, Vice President of Marketing and Customer Service, Ed Painter, Director of Operations for Roanoke Gas Company, and Jim Shockley, Director of Operations for Highland Propane and Bluefield Gas Company. While we will miss Roger and Art and their years of dedicated service, their retirement and departure has provided the opportunity for growth and advancement of aspiring members of a strong management team.
         In other important personnel changes, we added Maryellen Goodlatte and George Logan to our Board of Directors. Maryellen replaces Wilbur Hazlegrove, who retired from the Board in January 2000, and George is replacing Frank Farmer, who will retire from the Board in January 2003, after 24 years of service as a director and 34 years as an employee before his retirement as President and CEO in February 1998. We deeply appreciate Frank's years of service and dedication. We also look forward to utilizing the talents, insights and varied experience that Maryellen and George bring to the Company as independent directors.

[Picture of George W. Logan

Caption:

Board Member
George W. Logan
Chairman of the Board - Valley Financial Corporation
Chairman of the Board - Alliance Logistics Center (Warsaw, Poland) Principal - Pine Street Partners, LLC
Faculty - University of Virginia Darden Graduate School of Business]

[Caption: Solid Management]


         As the cover of this report indicates, we are launching a branding theme for RGC Resources, "Keepin' Life Simple", beginning in 2003. We plan for it to be the slogan and theme for customer relations across all of our markets, services and activities. We want our customers to believe that we can and will keep things simple for them in their energy choices and service needs. It will provide a guiding principle for our employees as well. It means making the natural gas or propane choice simple, whether it be for the end use customer, the equipment contractor, the home builder, the real estate developer or the industrial developer. Keeping life simple means making the service offering easy to understand, making the bill easy to read, and making the work schedule fit the customer's needs. We think the "Keepin' Life Simple" theme also applies to our investors. We are listed on the Nasdaq stock exchange, offer a stable investment, have paid a consistent dividend, provide easy dividend reinvestment, offer commission free stock purchase options, and operate an understandable business, integral to our customers and our communities' needs. We are "Keepin' Life Simple" for our shareholders.
         At a time when the motivation of top level managers and the oversight of board of directors has been called into question in some of the country's major corporations, I believe we are maintaining a tradition of dedication and focus. I am proud of our management team and our employees. I believe they believe "character still matters". I see it in their day-to-day dedication, in their community involvement, and in the way they support each other and the Company. I am also proud of our Board of Directors, all of whom are local, and each of whom has a vested interest in the success of the Company

[Picture of Thomas L. Robertson

Caption:

Board Member
Thomas L. Robertson
Chairman of the Board - Carilion Foundation
Chairman of the Board - Carilion Biomedical Institute]

[Picture of S. Frank Smith

Caption:

Board Member
S. Frank Smith
Vice President - Coastal Coal Company, LLC]

[Caption: At a time when the motivation of the top-level managers and the oversight of board of directors has been called into question in some of the country's major corporations, I believe we are maintaining a tradition of dedication and focus.]


and in the vitality of the communities we serve. I believe we have an exceptionally experienced and qualified Board of Directors. Howard Lyon and I are certifying to the accuracy of our reported financial statements as required by the new federal legislation and the Securities and Exchange Commission. However I have always believed our reputation to be embodied in our public reports, and no new federal rules were needed to enhance the integrity of our financial statements.
         While the economic news for 2003 continues to be less than optimistic for industrial and commercial energy usage, we remain optimistic that low interest rates will continue to support new home construction, and we are planning for near normal new customer additions and capital investment in 2003. We believe we will receive reasonable regulatory treatment in our Virginia natural gas utility rate proceedings. We also continue to expand our propane operations with one new bulk storage facility established at the end of 2001 and another planned to be installed early in 2003. As always, energy sales will be impacted by the weather, commodity prices and the economy; however, I believe our operating fundamentals are sound and we are positioned for reasonable customer and earnings growth assuming normal weather and a gradually recovering economy.
         I thank you for your continued investment in our Company and I look forward to communicating with you about our future operations, growth and profitability.

Sincerely,

s/John B. Williamson, III
John B. Williamson, III
President, Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA

Years Ended September 30,                      2002             2001            2000            1999           1998
-----------------------------------------------------------------------------------------------------------------------
Operating Revenues                        $  80,225,673   $   117,443,147  $  77,749,995   $  64,202,709  $  66,507,847
Operating Margin                             24,831,089        28,173,186     26,040,519      23,892,521     23,624,462
Operating Income                              6,136,417         6,728,633      6,915,177       6,649,827      6,428,919
Net Income                                    2,486,895         2,306,615*     2,873,702       2,883,407      2,726,879
Net Earnings Per Share                             1.28              1.21*          1.54            1.59           1.60
                                           ----------------------------------------------------------------------------
Cash Dividends Declared Per Share                  1.14              1.12           1.10            1.08           1.06
Book Value Per Share                              16.36             16.05          15.94           15.36          14.75
Average Shares Outstanding                    1,939,511         1,898,697      1,863,275       1,814,864      1,701,048
Total Assets                                 92,401,455        93,571,129     87,407,494      77,789,982     69,134,920
                                           ----------------------------------------------------------------------------
Long-Term Debt (Less Current Portion)        30,377,358        22,507,485     23,310,522      23,336,614     20,700,000
Stockholders' Equity                         32,068,997        30,725,072     29,985,871      28,154,923     26,464,581
Shares Outstanding at Sept. 30                1,960,418         1,914,603      1,881,733       1,832,771      1,794,416
                                           ----------------------------------------------------------------------------

*Reflects $0.32 per share impairment loss.

FORWARD-LOOKING STATEMENTS

         From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: inability to obtain authorization for adequate and timely rate relief from the respective state commissions; failure to earn on a consistent basis an adequate return on invested capital; increasing expenses and labor costs and labor availability; price competition from alternative fuels; volatility in the price and availability of natural gas and propane; uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; general economic conditions both locally and nationally; increases in interest rates; increased customer delinquencies and conservation efforts resulting from high fuel costs; developments in electricity and natural gas deregulation and associated industry restructuring; significant variations in winter heating degree-days from normal; changes in environmental requirements and cost of compliance; impact of increased governmental regulation and oversight due to the financial collapse of Enron; cost and availability of property and liability insurance in the wake of terrorism concerns and corporate failures; ability to raise debt or equity capital in the wake of recent corporate financial irregularities; and new accounting standards issued by the Financial Accounting Standards Board, which could change the accounting treatment for certain transactions.
         All of these factors are difficult to predict and many are beyond the Company's control. Accordingly, while the Company believes its forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in the Company's documents or news releases, the words, "anticipate," "believe," "intend," "plan," "estimate," "expect," "objective," "projection," "forecast" or similar words or future or conditional verbs such as "will," "would," "should," "could" or "may" are intended to identify forward-looking statements.
         Forward-looking statements reflect the Company's current expectations only as of the date they are made. We assume no duty to update these statements should expectations change or actual results differ from current expectations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

         The core business of RGC Resources, Inc. is the sale and distribution of natural gas to approximately 57,200 customers in Roanoke, Virginia, and Bluefield, Virginia and West Virginia and the surrounding areas. RGC Resources also sells and distributes propane to approximately 18,200 customers in western Virginia and southern West Virginia. Natural gas service is provided at rates and for the terms and conditions set forth by the State Corporation Commission in Virginia and the Public Service Commission in West Virginia. The Company is experiencing customer growth and plans to meet these growth needs by attracting adequate investment capital and by maintaining adequate rates.
         Propane sales are a significant portion of the consolidated operation with an annual growth rate that far exceeds the growth in natural gas customers. Energy conservation and competition from alternative fuels could result in a decline in the Company's earnings.
         Roanoke Gas and Bluefield Gas currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in its Virginia and West Virginia service areas. These franchises are effective through January 1, 2016 in Virginia and August 23, 2009 in West Virginia. While there are no assurances, the Company believes that it will be able to negotiate acceptable franchises when the current agreements expire. Certificates of public convenience and necessity are exclusive and are of perpetual duration.

RESULTS OF OPERATIONS

FISCAL YEAR 2002 COMPARED WITH FISCAL YEAR 2001

Operating Revenues - Total operating revenue declined $37,217,474, or 31.7%, for the year ended September 30, 2002 compared to the same period last year. The reduction in revenues resulted from a combination of much lower energy costs and lower sales volume attributable to significantly warmer weather. As the cost of energy represents well over 50 percent of the average sales price on natural gas and propane gas, significant changes in the cost of energy have a corresponding impact on total energy revenues.

Operating Margin - Total operating margin decreased by $3,342,097, or 11.9%, for the year ended September 30, 2002 compared to the same period last year. The table below reflects volume activity and heating degree-days.

Volume Summary


                                                                                 Increase/
Year Ended September  30,                          2002            2001         (Decrease)       Percentage
---------------------------------------------------------------------------------------------------------------

Regulated Natural Gas - DTH:
   Residential and Commercial................       7,499,603       8,863,810      (1,364,207)           -15.4%
   Interruptible Sales Service...............         156,923         192,659         (35,736)           -18.5%
   Transported Volumes.......................       2,906,988       2,833,758          73,230              2.6%
                                             ------------------------------------------------------------------
Total Delivered Volumes - DTH................      10,563,514      11,890,227      (1,326,713)           -11.2%
Propane - Gallons............................       8,856,086      10,174,329      (1,318,243)           -13.0%
Energy Marketing - DTH.......................       2,437,664       2,431,943           5,721              0.2%
Heating Degree Days..........................           3,502           4,342            (848)           -19.3%

         Natural gas margins decreased $1,936,166, or 9.2%, as total delivered natural gas volumes (firm sales and transportation) declined by 11.2% from last year's levels. Residential and commercial firm sales volumes decreased by 15.4% while transportation volumes increased slightly by 2.6%. The decrease in residential and commercial sales volume relates directly to weather that was 19.3% warmer than last year and 16.8% warmer than the long- term normal. The increase in transportation volumes related to the resumption of natural gas usage by those industrial customers that switched fuel during the previous winter months as a result of the high cost on natural gas. However, during the last few months of fiscal year 2002, transportation volumes lagged last year's volumes due to the economic slow-down in some of the industrial sectors.
         Propane margins decreased $1,044,253, or 16.7%, as total gallons delivered declined from last year by 1,318,243 gallons, or 13.0%. The decrease in gallons delivered corresponds to significantly warmer winter weather. Net realized losses of $178,870 on derivative contracts during the year compared with a net realized derivative benefit of $153,168 last year also negatively affected margins. The Company continues to experience strong competition from other propane vendors in the Company's service territory; however, customer base continues to grow with the net addition of more than 1,000 customers during the year.
         Energy marketing margins declined $259,298, or 49.4%, from last year, as total dekatherms delivered were virtually unchanged from last year. In March 2002, Highland Energy realized a one-time gain of $78,600 related to the sale of a fixed-price contract for the purchase of 120,000 dekatherms of natural gas. In 2001, however, Highland Energy benefited from another fixed price natural gas contract that expired in March 2001, which provided a much greater contribution to margins than the sale of the fixed price contract in 2002. The contract locked-in the purchase price of natural gas significantly below the high winter spot-market prices of early 2001. The lower priced gas benefited both the energy marketing division and its customers during the winter months by allowing the Company to boost unit margins and provide its customers with energy at below market prices. Energy-marketing margins are expected to return to normal levels of approximately $0.05 to $0.07 per dekatherm.
         Other margins declined $102,380, or 23.8%, from the same period last year as a result of minimal activity in the heating and air conditioning operations and significantly reduced work levels for Application Resources, Inc. due to the current business environment. Service margins related to work performed through the natural gas and propane operations showed strong growth with a 37.3% increase. Most of the increase, however, related to earnings on a one-time contract that was more than 80% complete as of the end of the fiscal year.

Other Operating Expenses - Operations and maintenance expenses declined by $1,569,554, or 11.6%, in fiscal 2002 compared with fiscal 2001. Operations expenses decreased $1,418,271. Most of this decrease related to reductions in bad debt expense across all segments of the Company, partially offset by increases in employee benefits and corporate property and liability insurance premiums. The reduction in bad debt expense is attributable to significantly lower gross revenues, improved collection results on prior bad debts and the recording of a regulatory asset resulting from an agreement with the regulatory staff of the State Corporation Commission of Virginia (SCC). Warmer winter weather resulted in lower gross revenues and reduced total sales volumes of both propane and natural gas and also allowed wholesale energy prices to remain stable and less volatile compared to the high prices last year. Last year's high-energy prices and cold weather combined to generate high energy bills for our customers. These extremely high customer bills, combined with regulatory restrictions during last year's winter months, which limited the periods when customers could be disconnected for nonpayment, enabled delinquent balances to build to high levels last year. During the current year, the warm winter reduced sales volumes, better enabled customers to pay their bills and provided for a more timely disconnect process for delinquent customers. Management increased collection efforts through greater utilization of various legal remedies, including judgements. In addition to improved delinquencies, the agreement with the regulatory staff of the SCC provided for the deferral of incurred bad debt expense in the amount of $316,966 to be amortized over a three-year period beginning in December 2002, coinciding with the anticipated implementation date of new rates associated with the Company's pending rate filing. The Company has applied Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," in recording the regulatory asset. The significant reductions in bad debt expense were partially offset by increases in employee benefits and corporate property and liability insurance premiums.
         Maintenance expenses declined by $151,283, or 10.8%, due to the warmer winter requiring less maintenance and a shift in the Company's focus from general maintenance to system renewal and expansion. This change in emphasis resulted in the capitalization of a greater amount of Company labor and corresponding benefits compared to the previous year. All critical maintenance continues to be performed, while certain routine maintenance items have been reduced. Management expects maintenance expenses to return to prior year levels next year, although the current focus away from routine maintenance could result in additional maintenance costs in future periods.
         General taxes decreased $838,929, or 35.8%, in fiscal 2002 compared to 2001 primarily as a result of the elimination of state and local gross receipts tax on Virginia public utilities by the Commonwealth of Virginia beginning January 1, 2001. Virginia state and local governments switched from a tax based on gross receipts to a tax based on consumption. The consumption tax is added to customer bills based on the volume of natural gas consumed. Unlike the gross receipts tax, the Company does not include the consumption tax in either operating revenues or general tax expense. This tax is a pass-through from the customer to the Commonwealth of Virginia and the localities in which the utility operates within Virginia. Bluefield Gas Company, which operates in the state of West Virginia, continues to have a gross receipts tax in the form of a business and occupation tax. The business and occupation tax in West Virginia declined as a result of reduced revenues upon which the tax is determined.
         Capital expenditures for adding new customers to the natural gas and propane business and replacing older portions of the natural gas distribution system have resulted in depreciation expense increasing by $286,224, or 5.9%.
         The Company recognized an impairment loss of $699,630 for the year ended September 30, 2001 related to the restructuring of the Company's heating and air conditioning operations due to losses. The Company decided to significantly reduce its presence in the heating and air conditioning market. In connection with this restructuring, the Company adjusted the valuation of several assets to estimated net realizable value. These adjustments included the write-off of goodwill and other intangible assets and the write-down of equipment and other assets. In fiscal 2002, the Company completed the disposition of those assets written down to net realizable value. The auction of assets resulted in an additional $72,008 in realized losses.

Interest Expense - Total interest expense for fiscal 2002 decreased $698,096, or 25.4%, from fiscal 2001 on a reduction of 6.9% in total average debt outstanding during the year.

Debt Summary

                                                                                 Increase/
Year Ended September  30,                          2002            2001         (Decrease)       Percentage
---------------------------------------------------------------------------------------------------------------
Average Daily Balance:
   Long-term Fixed Rate Debt.................      19,729,589      20,457,534        (727,945)          -3.6%
   Long-term Variable Rate Debt..............       2,500,000       2,500,000               0            0.0%
   Short-term Variable Rate Debt.............      12,751,542      14,598,403      (1,846,861)         -12.7%
   Total Variable Rate Debt..................      15,251,542      17,098,403      (1,846,861)         -10.8%
   Total Debt................................      34,981,131      37,555,937      (2,574,806)          -6.9%
Average Interest Rate:
   Long-term Fixed Rate Debt.................           8.10%           8.13%           -0.03%          -0.4%
   Variable Rate Debt........................           2.59%           5.85%           -3.26%         -55.7%

         Variable rate debt amounted to 43.6% and 45.5% of the total average debt outstanding during fiscal 2002 and 2001, respectively. Continued declines in interest rates generated most of the reduction in interest expense as the interest rates on the Company's variable rate debt fell throughout the year. The average effective interest rate on the Company's variable rate debt declined from 5.85% in 2001 to 2.59% in 2002. The decline in total average debt outstanding resulted from lower energy prices, which reduced the amount of capital needed to fund accounts receivables and natural gas inventories/prepayments.

Income Taxes - Income tax expense decreased $66,207, or 4.2% from last year. Although pre-tax income increased by $114,073, last year's earnings included the amortization and write-down of $508,631 in goodwill related to the heating and air conditioning operations. The goodwill was not deductible for income tax purposes resulting in a higher average effective income tax rate for last year. The lower average effective tax rate for the fiscal year 2002 was partially offset by the state income tax on regulated Virginia natural gas operations. The state income tax was in place for the entire year of fiscal 2002; however, it was only in effect for the last nine months of fiscal 2001. Consequently, from a tax rate perspective, the average rate on taxable income was effectively higher in 2002, while the total effective tax rate was lower in 2001, excluding the nondeductible goodwill.

Net Income and Dividends - Net earnings for fiscal 2002 were $2,486,895 as compared to fiscal year 2001 earnings of $2,306,615. Earnings improved over last year despite the warmer winter as a result of a significant reduction in bad debt expense in the current year and the impairment loss related to the restructuring of the heating and air conditioning operation recorded in fiscal 2001. Basic earnings per share of common stock were $1.28 in fiscal 2002 compared with $1.21 in fiscal 2001. Dividends per share of common stock were $1.14 in fiscal 2002 compared with $1.12 in fiscal 2001.

FISCAL YEAR 2001 COMPARED WITH FISCAL YEAR 2000

Operating Revenue - Total operating revenues increased by $39,693,152, or 51.5%, for year ended September 30, 2001 compared to September 30, 2000. The increase in revenues resulted from a combination of significantly higher energy costs and increased sales volume attributable to colder weather. As the cost of energy represents well over 50 percent of the average sales price of natural gas and propane gas, significant changes in the cost of energy have a corresponding impact on total energy revenues.

Operating Margin - Total operating margin increased by $2,132,667, or 8.2%, for the year ended September 30, 2001 compared to September 30, 2000.

Volume Summary

                                                                                 Increase/
Year Ended September  30,                          2001            2000         (Decrease)       Percentage
---------------------------------------------------------------------------------------------------------------
Regulated Natural Gas - DTH:
   Residential and Commercial................       8,863,810       7,890,064          973,746            12.3%
   Interruptible Sales Service...............         192,659         177,387           15,272             8.6%
   Transported Volumes.......................       2,833,758       3,186,497         (352,739)          -11.1%
                                             ------------------------------------------------------------------
Total Delivered Volumes - DTH................      11,890,227      11,253,948          636,279             5.7%
Propane - Gallons............................      10,174,329       9,666,772          507,557             5.3%
Energy Marketing - DTH.......................       2,431,943       2,526,906          (94,963)           -3.8%
Heating Degree Days..........................           4,342           3,721              621            16.7%

         Natural gas margins increased $1,115,899 or 5.6%, as total delivered natural gas volumes (firm sales and transportation) grew by 5.7% over last year's levels. Residential and commercial sales volumes increased by 12.3% while transportation volumes declined by 11.1%. The increase in residential and commercial sales volume related to weather, which was 16.7% colder than the year ended September 30, 2000. The decline in transportation volumes related to fuel switching by some customers during the winter months as a result of the high cost of natural gas.
         Propane margins increased $842,278, or 15.6%, as total gallons delivered increased by 507,557 gallons, or 5.3%. The increase in gallons delivered corresponded to the colder winter weather. The growth in delivered gallons was mitigated partially due to energy conservation efforts by customers and use of alternative energy sources as a result of the high cost of propane. Propane margins also benefited from greater fixed fees charged during fiscal 2001 including increased tank rental and late payment fees.

         Energy marketing margins benefited from a fixed-price natural gas contract the Company entered into during last summer. The contract locked-in the purchase price of natural gas significantly below the high winter spot-market prices. The lower priced gas benefited both the energy marketing division and its customers during the winter months. As a result, energy marketing margins increased $369,821, or 238%, over the year ended September 30, 2000, even though total volumes declined by 94,963 dekatherms, or 3.8%, from the same period. The fixed-price contract expired March 31, 2001.
         Other margins declined $195,331, or 31.3%, as the heating and air conditioning operations under- performed mainly due to increased competition, the general economic slowdown and lower demand for equipment sales and service.

Other Operating Expenses - Operations and maintenance expenses were up 14.3% in fiscal 2001 compared with fiscal 2000. Operations expenses were up $1,537,383, with bad debts being the largest component at $934,054 due to the increase in homeowner bills associated with the increase in the cost of gas and colder weather. Additional increases were associated with health insurance, line locations and increased labor. Maintenance expenses were up 13.5% because of normal repairs to mains and services.
         General taxes decreased 17.8% in fiscal 2001 compared to 2000. Effective January 1, 2001, Virginia state and local governments switched from a tax based on gross receipts to a tax based on consumption. The new consumption tax is added to customer bills based on the volume of natural gas consumed. Unlike the gross receipts tax, the Company does not include the consumption tax in either operating revenues or general tax expense. This tax is a pass-through from the customer to the Commonwealth of Virginia and the localities in which the utility operates within Virginia.
         Depreciation and amortization expenses increased $424,736, or 9.6%, in fiscal 2001 compared with 2000 due to increases in utility and non-utility plant.
         The Company recognized an impairment loss of $699,630 for the year ended September 30, 2001 related to the restructuring of the Company's heating and air conditioning operations due to losses. With the unlikelihood of a timely improvement in business, the Company decided to significantly reduce its presence in the heating and air conditioning market. In connection with this restructuring, the Company adjusted the valuation of several assets to estimated net realizable value. These adjustments included the write-off of goodwill and other intangible assets and the write-down of equipment and other assets.

Interest Expense - Total interest expense for fiscal 2001 increased 13.2% over fiscal 2000 on an increase of 23.1% in average debt outstanding during the year.

Debt Summary

                                                                                 Increase/
Year Ended September  30,                          2001            2000         (Decrease)       Percentage
---------------------------------------------------------------------------------------------------------------
Average Daily Balance:
   Long-term Fixed Rate Debt.................      20,457,534      20,409,837           47,697             0.2%
   Long-term Variable Rate Debt..............       2,500,000       2,500,000                0             0.0%
   Short-term Variable Rate Debt.............      14,598,403       7,590,060        7,008,343            92.3%
   Total Variable Rate Debt..................      17,098,403      10,090,060        7,008,343            69.5%
   Total Debt................................      37,555,937      30,499,897        7,056,040            23.1%
Average Interest Rate:
   Long-term Fixed Rate Debt.................            8.13%           8.15%           -0.02%           -0.3%
   Variable Rate Debt........................            5.85%           6.85%           -1.00%          -14.7%

The increase in total average debt outstanding resulted from the colder winter weather and the sharp rise in energy costs, both of which required additional capital to fund higher levels of accounts receivable and inventory. The increase in debt levels was partially mitigated by declines in the average effective interest rate on the Company's variable rate debt. The average rate declined 14.7% from 6.85% to 5.85% on the variable rate debt and 7.8% for all Company borrowings.

Income Taxes - Income taxes for fiscal 2001 increased 3.0% over fiscal 2000. Even though pretax income was down 11.9%, income taxes increased due to the non-deductibility of the goodwill written off in conjunction with the restructuring and the implementation of a state income tax on January 1, 2001 when the Commonwealth of Virginia replaced the gross receipts tax with a consumption tax and an income tax on the Company's regulated natural gas operations.

Net Income and Dividends - Net earnings for fiscal 2001 were $2,306,615 as compared to fiscal year 2000 earnings of $2,873,702. The reduction in earnings was due to the poor performance of the heating and air conditioning operation and the impairment loss related to the restructuring of the heating and air conditioning operation recorded in fiscal 2001. Basic earnings per share of common stock were $1.21 in fiscal 2001 compared with $1.54 in fiscal 2000. Dividends per share of common stock were $1.12 in fiscal 2001 compared with $1.10 in fiscal 2000.

IMPACT OF COST INCREASES

         The cost of natural gas represented approximately 74% for fiscal 2002, 81% for fiscal 2001 and 71% for fiscal 2000 of the total operating expenses of the Company's gas utilities operations, as reflected in the footnotes on financial information by business segments. However, natural gas costs are fully recoverable under the present regulatory Purchased Gas Adjustment mechanisms, and increases and decreases in the cost of gas are passed through to the Company's customers.
         Rising costs affect the Company through increases in non-gas costs such as property and liability insurance, labor costs, employee benefits and supplies and services used in operations and maintenance and the replacement cost of plant and equipment. The rates charged to natural gas customers to cover these costs may only be increased through the regulatory process via a rate increase application. In addition to stressing performance improvements and higher gas sales volumes to offset increasing costs, management must continually review operations and economic conditions to assess the need for filing and receiving adequate and timely rate relief from the state commissions.
         The unregulated operations of the Company are able to more rapidly adjust pricing structures to compensate for increasing costs. However, due to the competitive nature of these unregulated markets, there can be no assurance that Company can adjust its pricing to sufficiently recover cost increases without negatively affecting sales and competitive position.

CAPITAL RESOURCES AND LIQUIDITY

         Due to the capital intensive nature of RGC Resources' utility and energy businesses as well as the related weather sensitivity, RGC Resources' primary capital needs are the funding of its continuing construction program and the seasonal funding of its inventory and prepaid gas service commitments and accounts receivables. The Company's capital expenditures for fiscal 2002 were a combination of replacements and expansions, reflecting the need to replace older cast iron and bare steel pipe with coated steel or plastic pipe, while continuing to meet the demands of customer growth in both natural gas and propane operations. Total capital expenditures for fiscal 2002 were approximately $8.6 million allocated, as follows: $6.0 million for Roanoke Gas Company, $0.5 million for Bluefield Gas Company, and $2.1 million for Highland Propane Company. Depreciation cash flow provided approximately $5.3 million in support of capital expenditures, or approximately 61% of total investment. Historically, consolidated capital expenditures were $8.0 million in 2001 and $8.4 million in 2000. It is anticipated that future capital expenditures will be funded with the combination of depreciation cash flow, retained earnings, sale of Company equity securities and issuance of debt.
         At September 30, 2002, the Company had available lines of credit for its short-term borrowing needs totaling $20,500,000, of which $8,991,000 was outstanding. Effective October 1, 2002, these lines of credit were increased to $26,500,000 and will expire March 31, 2003, unless extended. The Company anticipates being able to extend the lines of credit or pursue other options. Interest rates are variable based upon 30 day LIBOR.
         Subsequent to September 30, 2002, the Company executed a three-year $8 million note with Suntrust Bank for the purposes of refinancing a portion of the short-term line of credit. The note is a variable rate note based upon 30 day LIBOR rate; however, the Company subsequently entered into an interest rate swap to effectively convert the note into a fixed rate instrument. Because the Company had both the intent and ability to execute the note at September 30, 2002, the balance sheet reflects the corresponding reclassification of $8 million from borrowings under lines of credit to long-term debt.
         Short-term borrowing, in addition to providing limited capital project bridge financing, is used to finance seasonal levels of accounts receivables, inventory and prepaid gas service payments as provided under the Company's asset management agreement with Duke Energy Trading and Marketing. From April through October, the Company prepays its asset manager for the right to receive additional natural gas in the colder winter months. The gas prepayment replaces the old underground natural gas storage that was used prior to the new asset management agreement. At September 30, 2002, the Company had $9,372,493 in prepaid gas service compared to $12,275,530 in inventoried natural gas in the prior year.
         Short-term borrowings, together with internally generated funds, long-term debt and the sale of common stock through the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan"), have been adequate to cover construction costs, debt service and dividend payments to shareholders. The terms of short-term borrowings are negotiable, with average rates of 2.46% in 2002, 5.68% in 2001 and 6.67% in 2000. The lines do not require compensating balances. The Company utilizes a cash management program, which provides for daily balancing of the Company's temporary investment and short-term borrowing needs. The program allows the Company to maximize returns on temporary investments and minimize the cost of short-term borrowings.
         Stockholders' equity increased for the period by $1,343,925, reflecting an increase of $477,213 in retained earnings, net of accumulated comprehensive income, and proceeds of $866,712 from new common stock purchases through the Plan and the Restricted Stock Plan For Outside Directors.
         At September 30, 2002, the Company's consolidated long-term capitalization was 51% equity and 49% debt, compared to 57% equity and 43% debt at September 30, 2001 reflecting the conversion of $8 million of short- term debt to long-term.

REGULATORY AFFAIRS

         Both of the regulated utilities in the RGC Resources family filed requests for rate increases during the past year. Bluefield Gas Company filed a base rate case with the West Virginia Public Service Commission on February 4, 2002. The auditors spent several months auditing the schedules and on July 12, 2002, a settlement conference was held in Charleston with the Company and the Staff. The Company has accepted an $88,000 settlement. The proposed rates are effective on December 1, 2002.
         Roanoke Gas Company filed a base rate case, consolidating Roanoke Gas Company and Commonwealth Public Service Corporation on June 17, 2002 with the State Corporation Commission requesting a non-gas rate increase of $1.2 million. This increase incorporates the three-year benefit of the Distribution System Renewal Surcharge into non-gas rates. Also included in this application was a request for a Weather Normalization Adjustment that will serve as a means to stabilize revenue during periods of extreme weather fluctuations. The Company also proposed to liberalize the extension of service policy in an attempt to make natural gas service extensions to more customers in established neighborhoods. The audit in this case was held during the last week in July

[Bar Graph appears here.]


                               1998        1999       2000       2001      2002
Number of Shares Issued         1.8         1.8       1.9        1.9        2.0
(in millions)
and the first week in August with settlement discussions in mid-November. The settlement discussions resulted in the filing of joint Stipulation signed by the company, the Commission Staff, and the Attorney General awarding the Company approximately $990,000 annual increase in non-gas rates. The Stipulation accepted the Weather Normalization Adjustment, the liberalization of extension of service policies, and a shift of bad debt expense associated with gas cost and the carrying cost of gas inventory and prepaid gas to the gas cost portion of rates. Settlement rates are effective, subject to refund, on December 1, 2002.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         RGC Resources, Inc.'s contractual obligations as of September 30, 2002 representing cash obligations that are considered to be firm commitments are as follows.

                                                                   Payment due within
                                          1 Year        2-3 Years       4-5 Years      After 5 Years      Total
Lines-of-Credit..................... $     8,991,000  $          --   $           --  $          --  $    8,991,000
Long-term Debt......................          75,000      2,125,000   $   10,500,000  $  17,700,000      30,400,000
Capital Leases......................          30,126         52,359               --             --          82,485
Natural Gas Commitments.............       2,491,500             --               --             --       2,491,500
Propane Commitments.................         184,470             --               --             --         184,470
                                      -----------------------------------------------------------------------------
Total Contractual Obligations....... $    11,772,096  $   2,177,359   $   10,500,000  $  17,700,000  $   42,149,455
                                      =============================================================================

         The lines of credit have been reduced by $8,000,000 in refinancing that has been reclassified to long-term debt on the balance sheet. Total available lines of credit are scheduled to expire on March 31, 2003, at which time the Company expects to renew the contracts. See Footnote 5 for additional information.
         Long-term debt includes $8,000,000 due in 2005 related to the refinancing that has been reclassified to long-term debt from lines of credit. See Footnote 6 for more information.
         Natural gas commitments include the fixed price purchase of 664,400 dekatherms (DTH) of natural gas. In addition, the Company has commitments to purchase natural gas at market price over the next three years in the amount of 3,281,131 DTH, 3,098,631 DTH and 442,660 DTH associated with the prepaid gas provisions of the Company's asset management agreement with Duke Energy. See Footnote 12 for more information on commitments.
         Propane commitments include the fixed price purchase of 390,000 gallons of propane. In addition, the Company has commitments to purchase 2,958,225 gallons of propane at market price in 2003. See Footnote 12 for more information on commitments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The consolidated financial statements of RGC Resources, Inc. are prepared in accordance with accounting principles generally accepted in the United States of America. The amounts of assets, liabilities, revenues and expenses reported in the Company's financial statements are affected by estimates and judgments that are necessary to comply with generally accepted accounting principles. Estimates used in the financial statements are derived from prior experience, statistical analysis and professional judgments. Actual results could differ from the estimates, which would affect the related amounts reported in the Company's financial statments. Although, estimates and judgments are applied in arriving at many of the reported amounts in the financial statements including provisions for pension and post-retirement medical benefits, provisions for medical self-insurance, valuation of bad debt reserves on accounts receivable, projected useful lives of capital assets and goodwill valuation, the following items may involve a greater degree of judgment.

Revenue Recognition - The Company bills natural gas customers on a monthly cycle basis; however, the billing cycle periods for most customers do not coincide with the accounting periods used for financial reporting. The Company accrues estimated revenue for natural gas delivered to customers not yet billed during the accounting period. Determination of unbilled revenue relies on the use of estimates and historical data.

Derivatives - As discussed in the "Market Risk" section of this report, the Company hedges certain risks incurred in the normal operation of business through the use of derivative instruments. The Company applies the requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet at fair value. In most instances, fair value is based upon quoted futures prices for the commodities of propane and natural gas. Changes in the commodity and futures markets will impact the estimates of fair value in the future. Furthermore, the actual market value at the point of realization of the derivative may be significantly different than the futures value used in determining fair value in prior financial statements.

MARKET RISK

         The Company is exposed to market risks associated with interest rates and commodity prices. Interest rate risk is related to the Company's outstanding long-term and short-term debt. Commodity price risk is experienced by the Company's regulated natural gas operations, propane operations and energy marketing business. The Company uses derivative commodity instruments to hedge price exposures for these operations. The Company's risk management policy, as authorized by the Company's Board of Directors, allows management to enter into both physical (fixed priced price and/or fixed quantity supply contracts) and financial (derivatives contracts) transactions for the purpose of managing commodity and interest rate risks of its business operations. The policy also specifies that the combination of all hedging contracts for any 12-month period shall not exceed a total hedged volume of 90% of projected volumes. Finally, the policy specifically prohibits the utilization of derivatives for the purposes of speculation.
         The Company is exposed to market risk related to changes in interest rates associated with its borrowing activities. As of September 30, 2002 and 2001, the Company had outstanding $19,491,000 and $20,207,000 in variable rate debt, respectively. At September 30, 2002 and 2001, a hypothetical 10 percent increase in market interest rates applicable to the Company's variable rate debt outstanding would have resulted in a decrease in annual earnings of approximately $32,000 and $45,000, respectively.
         The Company manages the price risk associated with purchases of natural gas and propane by using a combination of storage and prepaid gas service, fixed price contracts, spot market purchases and derivative commodity instruments including futures, swaps and collars. With respect to propane gas, a hypothetical 10 percent reduction in market price would result in a decrease in fair value for the Company's propane gas derivative contracts of approximately $116,000.
         With respect to the Company's hedging activities for the price of natural gas, during the year ended September 30, 2002, the Company entered into swap arrangements for the purchase of natural gas for November 2002 through March 2003. Any cost incurred or benefit received from the derivative arrangements is recoverable or refunded through the regulated natural gas purchased gas adjustment (PGA) mechanism. Both the Virginia State Corporation Commission and the West Virginia Public Service Commission currently allow for full recovery of prudent costs associated with natural gas purchases, and any additional costs or benefits associated with the settlement of the derivative contracts will be passed through to customers when realized. A hypothetical 10 percent reduction in the market price of natural gas would result in a decrease in fair value of approximately $555,000 for the Company's natural gas derivative contracts at September 30, 2002.

[Bar Graph appears here.]


                               1998        1999       2000       2001      2002
Capitalization Ratios
(in percentages)
Long-term Debt                 43.9        45.3       43.8       43.1      48.7
Common Stock                   56.1        54.7       56.2       56.9      51.3

OPERATIONAL CHANGES

         RGC Resources, Inc. completed the integration of GIS Resources, Inc., a provider of mapping services, into the Company's natural gas operations. Management decided to forego third-party sales due to low margins, a very competitive market and uncertain long-term viability. The Company intends to focus on internal maintenance of system maps and other related functions.
         As a result of the ongoing evaluation of the remaining heating and air conditioning operations of RGC Ventures, Inc. during 2002, the Company has decided to discontinue the sales of heating and air conditioning equipment portion of the business and continue the service portion. As a result, the Company intends to merge RGC Ventures, Inc. into Diversified Energy Company for the purposes of combining the service functions of both companies in order to improve efficiencies and reduce costs. Furthermore, the merger is intended to preserve the state net operating loss carry-forward recorded on RGC Ventures, Inc.'s books in order to be utilized by Diversified Energy Company.

ASSET MANAGEMENT

         Effective November 1, 2001, Roanoke Gas Company and Bluefield Gas Company (the Companies) entered into a contract with a third party, Duke Energy Trading and Marketing (Duke Energy), to provide future gas supply needs. Duke Energy has also assumed the management and financial obligation of the Company's firm transportation and storage agreements. In connection with the agreement, the Companies exchanged gas in storage at November 1, 2001 for the right to receive an equal amount of gas in the future as provided by the agreement. As a result of this arrangement, natural gas inventories on the balance sheet are replaced with a new classification called "prepaid gas service." This contract expires on October 31, 2004.

ENVIRONMENTAL ISSUES

         Both Roanoke Gas Company and Bluefield Gas Company, subsidiaries of RGC Resources, Inc., operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950's. A by-product of operating MGPs was coal tar, and the potential exists for on-site tar waste contaminants at the former plant sites. The extent of contaminants at these sites, if any, is unknown at this time. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of prior operations. Therefore, the Company has no plans for subsurface remediation at the MGP sites. Should the Company eventually be required to remediate either site, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. A stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognized the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs to be recovered in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to this matter will not have a material effect on the Company's financial condition or results of operations.

IMPACT OF TERRORISM, ECONOMIC DOWNTURN AND OTHER RISKS

         Several events or situations have occurred in the recent past that have created uncertainties and could potentially affect the future results of operations of the Company.

Terrorism - The terrorist attacks of September 11, 2001 significantly affected the economic and business climate of this country. Since that tragic day, most consumer behavior and perceptions have changed in some way, and the ripple effect moved quickly throughout the world economy. Several industries have been severely impacted including travel, due to safety concerns, and insurance, due to the tremendous amount of property damage and loss of life. The losses incurred by the insurance industry have forced insurers to significantly increase their premiums to restore needed reserves for future claims; and in some cases, insurers have eliminated coverage altogether. RGC Resources recently completed renewal of its corporate property and liability policies for the coming year and successfully maintained coverage without significant increases in deductibles. However, total renewal premiums will increase by more than 30% for fiscal year 2003, including the cost of terrorism specific coverage. Additional increases in subsequent years may occur depending upon insurance industry losses and the stock market performance of their assets.

Stock Market Performance - Although RGC Resources, Inc.'s stock has remained relatively stable, the poor stock market performance over the last two years has and will affect the Company's performance in other areas. RGC Resources, Inc. offers both a defined benefit pension plan and post-retirement medical benefits. The Company funds both of these plans. The poor market performance of stocks has had a significant negative impact on these plans as total plan assets in the pension plan have declined by more than 18% in the last two years. The reduction in plan assets and a change in the expected long-term rate of return will increase pension expense for fiscal 2003 by $228,000 and require the Company to increase the amount needed to fund the plan. Post-retirement medical expense will increase by $156,000 in fiscal 2003 as a result of both market performance and a higher projected medical inflation rate.

Corporate Accounting Irregularities - As a consequence of the high-profile irregularities and accounting scandals at a few well-publicized companies, additional regulation and oversight have been legislated by Congress through the Sarbanes-Oxley law to be enforced by the SEC. These additional requirements have resulted in increased compliance and administrative costs to the Company in the form of legal consultation and internal staff costs, and will likely cause increased external audit fees.

Economic Downturn - Economic downturns generally lead to reduction in business operations, increased business failures and higher unemployment. The Company is currently experiencing a reduction in its transportation volumes for certain large industrial customers as a result of economic conditions. Although no single customer accounts for 5% or more of sales, the Company has several industrial and large commercial customers that could negatively affect operating results of the Company if more than one went out of business or defaulted on their energy bills or production activity remained depressed for an extended period of time. The Company carefully monitors its largest customers for any issues regarding collectability of amounts billed. Increased unemployment from an extended weak economic climate could result in greater delinquencies and non-payment on residential accounts, thereby increasing bad debt expense.

Middle East Unrest - Increased tensions in the Middle East and speculation on possible interventions in Iraq have recently increased some energy prices. Higher natural gas and propane prices could encourage customers to switch to other lower priced energy sources, or lead to greater customer account delinquencies.

Weather - Perhaps the most significant factor that affects the future results of the Company is weather. The nature of the Company's business is highly dependent upon weather - specifically, winter weather. Cold weather increases energy consumption by customers and therefore increases revenues and margins. Conversely, warm weather reduces energy consumption and ultimately revenues and margins. Currently, the Company's authorized billing rates charged to customers for natural gas service are based

[Bar graph appears here.]


                               1998        1999       2000       2001      2002
Total Capitalization           47.2        51.5       53.3       54.0      62.6
(in millions)
upon normal weather over the last 71 years. Over the past 5 years, the Company has experienced four winters that were warmer than normal and, as a result, has not fully earned its authorized rate of return. In its recent rate application for Roanoke Gas Company, the Company is attempting to reduce the impact that weather has upon earnings by proposing the use of a weather normalization adjustment factor, based on a weather occurrence band around the most recent 30-year normal. The weather band would provide a 6 percent range around normal weather, whereby if the number of heating degree days fell within 6 percent above or below the 30-year normal, no adjustments would be made. However, if the number of heating degree-days was more than 6 percent below normal, a surcharge would be added to customers' bills. Likewise, if the number of heating degree-days was more than 6 percent above normal, a credit would be applied to customers' bills. The Company and its customers would be at risk for no more than a 6 percent swing in heating degree-days above or below the normal. Implementation of these changes is contingent upon approval by Virginia State Corporation Commission.
         For most of the items described above, the regulated natural gas operations in Virginia and West Virginia have a means to recover increased costs through formal rate application filings, as well as the ability to automatically pass along increases in natural gas cost. However, rate applications are generally filed based upon historical expenses, which generally results in the Company lagging in the recovery of rapidly increasing operating expenses. Moreover, there can be no guarantee that the respective regulatory commissions in Virginia or West Virginia will allow recovery for all such increased costs when rate applications are filed. The unregulated propane operations are able to be more flexible in adjusting rates for increases in costs. However, due to competition in the propane market, there is no assurance that the Company can increase prices sufficiently to properly recover all increases without negatively affecting its future sales and competitive position.

CAPITALIZATION STATISTICS

Years Ended September 30,                      2002            2001          2000          1999           1998
Common Stock:
Shares Issued............................      1,960,418      1,914,603     1,881,733     1,832,771       1,794,416
Basic and Diluted Earnings Per Share.....   $       1.28   $       1.21*  $      1.54  $       1.59   $        1.60
Dividends Paid Per Share (Cash)..........   $       1.14   $       1.12   $      1.10  $       1.08   $        1.06
Dividends Paid Out Ratio.................           89.1%          92.6%         71.4%         67.9%           66.3%

Capitalization Ratios:
Long-Term Debt, Including
   Current Maturities....................           48.7           43.1          43.8          45.3            43.9
Total Stockholders' Equity...............           51.3           56.9          56.2          54.7            56.1
                                          ---------------------------------------------------------------------------
     Total...............................          100.0          100.0         100.0         100.0           100.0
                                          ---------------------------------------------------------------------------
Long-Term Debt, Including
   Current Maturities....................   $ 30,482,485   $ 23,310,522  $ 23,336,614  $ 23,360,896   $  20,700,000
Total Stockholders' Equity...............     32,068,997     30,725,072    29,985,871    28,154,923      26,464,581
                                          ---------------------------------------------------------------------------
Total Capitalization Plus
   Current Maturities....................   $ 62,551,482   $ 54,035,594  $ 53,322,485  $ 51,515,819   $  47,164,581
                                          ===========================================================================

*Reflects $0.32 per share impairment loss.

SUMMARY OF GAS SALES AND STATISTICS

                                              2002            2001           2000          1999           1998
Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------
Revenues:
   Residential Sales..................... $  33,261,150   $  50,432,183 $  32,605,568 $  28,152,236   $ 30,396,540
   Commercial Sales......................    21,723,467      32,486,778    20,270,890    17,812,922     18,764,195
   Interruptible Sales...................       771,439       1,300,369       859,504       646,256        695,279
   Transportation Gas Sales..............     1,686,141       1,609,974     1,784,508     1,776,049      1,715,032
   Backup Services.......................        64,287          77,514        10,979        89,061         97,552
   Late Payment Charges..................       100,015         237,579       112,210       108,340        156,634
   Miscellaneous Gas Utility Revenue.....        41,448          50,724        41,509        34,279         31,820
   Propane...............................    10,718,404      14,929,570    11,246,152     8,469,728      7,530,040
   Energy Marketing......................    11,107,532      14,756,066     8,828,492     5,639,783      6,519,467
   Other.................................       751,790       1,562,390     1,990,183     1,474,055        601,288
                                         --------------------------------------------------------------------------
     Total............................... $  80,225,673   $ 117,443,147  $ 77,749,995  $ 64,202,709   $ 66,507,847

Net Income............................... $   2,486,895   $   2,306,615  $  2,873,702  $  2,883,407   $  2,726,879
                                         --------------------------------------------------------------------------
DTH Delivered:
   Residential...........................     4,230,055       5,121,119     4,572,256     4,528,752      4,861,127
   Commercial............................     3,258,766       3,732,953     3,315,915     3,198,766      3,389,010
   Interruptible.........................       156,923         192,659       177,387       164,348        182,110
   Transportation Gas....................     2,906,988       2,833,758     3,186,497     3,021,229      2,967,227
   Backup Service........................        10,782           9,738         1,893        15,376         19,409
                                         --------------------------------------------------------------------------
     Total...............................    10,563,514      11,890,227    11,253,948    10,928,471     11,418,883

Gallons Delivered (Propane)..............     8,856,086      10,174,329     9,666,772     8,977,524      7,702,384

Heating Degree Days......................         3,502           4,342         3,721         3,717          4,054

Number of Customers:
Natural Gas..............................        51,557          51,198        50,520        49,860         48,265
   Residential...........................         5,627           5,529         5,502         5,379          5,272
   Commercial............................
   Interruptible and Interruptible
       Transportation Service............            45              43            45            44             45
                                         --------------------------------------------------------------------------
     Total...............................        57,229          56,770        56,067        55,283         53,582
Propane..................................        18,156          17,105        15,973        13,832         11,004
                                         --------------------------------------------------------------------------
Total Customers..........................        75,385          73,875        72,040        69,115         64,586

Gas Account (DTH):
   Natural Gas Available.................    10,992,271      12,516,840    11,933,719    11,525,469     11,883,769
   Natural Gas Deliveries................    10,563,514      11,890,227    11,253,948    10,928,471     11,418,883
   Storage - LNG.........................       112,692          70,704       123,002       136,338         73,381
   Company Use And Miscellaneous.........        62,046          31,480        47,325        62,189         40,127
   System Loss...........................       254,019         524,429       509,444       398,471        351,378
                                         --------------------------------------------------------------------------
     Total Gas Available.................    10,992,271      12,516,840    11,933,719    11,525,469     11,883,769

Total Assets............................. $  92,401,455   $  93,571,129  $ 87,407,494  $ 77,789,982  $  69,134,920

Long-term Obligations.................... $  30,377,358   $  22,507,485  $ 23,310,522  $ 23,336,614  $  20,700,000

CORPORATE DIRECTORY

OFFICERS

John B. Williamson, III
President, Chairman of the Board, and
Chief Executive Officer (1) (2) (3) (4) (5)

J. David Anderson
Assistant Secretary and Assistant
Treasurer (1) (2) (3) (4) (5)

John S. D'Orazio
Vice President Customer Service
and Marketing (2)

Howard T. Lyon
Controller and Treasurer (1) (2) (3) (4) (5)

Dale P. Moore
Vice President and Secretary (1) (2) (3) (4) (5)

Jane N. O'Keeffe
Vice President Human Resources (1)

C. James Shockley, Jr.
Vice President Energy Services Operations (4)

Robert L. Wells
President Applications Operations (4)


BOARD OF DIRECTORS

Lynn D. Avis
Chairman of the Board
Avis Construction Company, Inc.

Director (1) (2)

Abney S. Boxley, III
President and Chief Executive Officer
Boxley Company, Inc.
Director (1) (2)

Frank T. Ellett
President
Virginia Truck Center, Inc.

Director (1) (2) (3) (4)

Frank A. Farmer, Jr.
Former Chairman of the Board
RGC Resources, Inc.

Director (1) (2) (3) (4) (5)


Maryellen F. Goodlatte
Attorney and Principal
Glenn, Feldmann, Darby & Goodlatte

Director (1) (2)

J. Allen Layman
Chairman of the Board and President
NTELOS Inc.

Director(1)

George W. Logan
Chairman of the Board
Valley Financial Corporation

Chairman of the Board
Alliance Logistics Center (Warsaw, Poland)

Principal
Pine Street Partners, LLC

Faculty
University of Virginia Darden Graduate School of Business

Director (2)

Thomas L. Robertson
Chairman of the Board
Carilion Foundation

Chairman of the Board
Carilion Biomedical Institute

Director (1) (2)

S. Frank Smith
Vice President
Coastal Coal Company, LLC

Director(1) (2) (3) (4)

John B. Williamson, III
President, Chairman of the Board, and
Chief Executive Officer
RGC Resources, Inc.

Director(1) (2) (3) (4) (5)

Roger L. Baumgardner
Director (5)




(1) RGC Resources, Inc.
(2) Roanoke Gas Company
(3) Diversified Energy Company
(4) RGC Ventures, Inc.
(5) Bluefield Gas Company

CORPORATE INFORMATION

CORPORATE OFFICE
RGC Resources, Inc.
519 Kimball Avenue, N.E.
P.O. Box 13007
Roanoke, VA 24030
(540) 777-4GAS (4427)
Fax (540) 777-2636

AUDITORS
Deloitte & Touche LLP
1100 Carillon
227 West Trade Street
Charlotte, NC 28202-1675

COMMON STOCK TRANSFER AGENT, REGISTRAR,
DIVIDEND DISBURSING AGENT & DIVIDEND
REINVESTMENT AGENT
Wachovia Bank, N.A.
Corporate Trust Group
1525 West W.T. Harris Boulevard - 3C3
Charlotte, NC 28288-1153

COMMON STOCK
RGC Resources' common stock is listed on the Nasdaq National Market under the trading symbol RGCO.

DIRECT DEPOSIT OF DIVIDENDS & SAFEKEEPING OF STOCK CERTIFICATES
Shareholders can have their cash dividends deposited automatically into checking, saving or money market accounts. The shareholder's financial institution must be a member of the Automated Clearing House. Also, RGC Resources offers safekeeping of stock certificates for shares enrolled in the dividend reinvestment plan. For more information about these shareholder services, please contact the Transfer Agent, Wachovia Bank, N.A. of North Carolina.

10-K REPORT
A copy of RGC Resources, Inc. latest annual report to the Securities & Exchange Commission on Form 10-K will be provided without charge upon written request to:

RGC Resources, Inc.
Vice President and Secretary
RGC Resources, Inc.
P.O. Box 13007 Roanoke, VA 24030 (540) 777-3846

SHAREHOLDER INQUIRIES
Questions concerning shareholder accounts, stock transfer requirements, consolidation of accounts, lost stock certificates, safekeeping of stock certificates, replacement of lost dividend checks, payment of dividends, direct deposit of dividends, initial cash payments, optimal cash payments and name or address changes should be directed to the Transfer Agent, Wachovia Bank, N.A. All other shareholder questions should be directed to:

RGC Resources, Inc.
Vice President and Secretary
RGC Resources, Inc.
P.O. Box 13007
Roanoke, VA 24030
(540) 777-3846

FINANCIAL INQUIRIES
All financial analysts and professional investment managers should direct their questions and requests for financial information to:

RGC Resources, Inc.
Vice President and Secretary
RGC Resources, Inc.
P.O. Box 13007 Roanoke, VA 24030 (540) 777-3846

Access up-to-date information on RGC Resources and its subsidiaries at WWW.RGCRESOURCES.COM

MARKET PRICE AND DIVIDEND INFORMATION

RGC Resources' common stock is listed on the Nasdaq National Market under the trading symbol RGCO. Payment of dividends is within the discretion of the Board of Directors and will depend on, among other factors, earnings, capital requirements, and the operating and financial condition of the Company. The Company's long-term indebtedness contains restrictions on dividends based on cumulative net earnings and dividends previously paid.





Fiscal Year Ended                             Range of Bid Prices                   Cash Dividends
September 30                             High                     Low                  Declared
---------------------------------------------------------------------------------------------------
2002
First Quarter                        $     20.500            $     18.500         $         0.285
Second Quarter                             20.250                  18.800                   0.285
Third Quarter                              20.750                  17.500                   0.285
Fourth Quarter                             20.010                  16.990                   0.285

2001
First Quarter                        $     20.000            $     18.250         $         0.280
Second Quarter                             21.250                  19.188                   0.280
Third Quarter                              20.870                  18.500                   0.280
Fourth Quarter                             20.390                  18.220                   0.280


RGC Resources, Inc. (Image)
519 Kimball Avenue, N.E.
P. O. Box 13007
Roanoke, VA 24030

www.rgcresources.com

Trading on NASDAQ as RGCO

RGC RESOURCES, INC. AND
SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
SEPTEMBER 30, 2002, 2001 AND 2000,
AND INDEPENDENT AUDITORS' REPORT

RGC RESOURCES, INC. AND SUBSIDIARIES

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                          Page
INDEPENDENT AUDITORS' REPORT                                               1
CONSOLIDATED FINANCIAL STATEMENTS:
    Consolidated Balance Sheets                                           2-3
    Consolidated Statements of Income and Comprehensive Income             4
    Consolidated Statements of Stockholders' Equity                        5
    Consolidated Statements of Cash Flows                                 6-7
    Notes to Consolidated Financial Statements                            8-22

DELOITTE
& TOUCHE

Deloitte & Touche
1100 Carilion
227 West Trade Street
Charlotte, North Carolina 28202-1675

Tel: (704) 372-3560
www.us.deloitte.com


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of RGC Resources, Inc.:

We have audited the accompanying consolidated balance sheets of RGC Resources, Inc. and subsidiaries (the "Company") as of September 30, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.



s/Deloitte & Touche LLP

November 1, 2002


Deloitte
Touche
Tohmatsu


RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 AND 2001
----------------------------------------------------------------------------------------------------------------



ASSETS                                                                          2002                 2001
CURRENT ASSETS:
   Cash and cash equivalents                                              $       288,030     $         885,678
   Accounts receivable, less allowance for doubtful accounts of
     $155,062 in 2002 and $531,991 in 2001                                      4,460,867             7,155,930
   Inventories                                                                  2,172,808            13,473,986
   Prepaid gas service                                                          9,372,493                     -
   Prepaid income taxes                                                         1,189,154               356,020
   Deferred income taxes                                                        2,579,879             3,468,168
   Under-recovery of gas costs                                                          -             1,208,190
   Unrealized gains on marked-to-market transactions                            1,779,891                     -
   Other                                                                          453,804               428,113
                                                                           --------------      ----------------
         Total current assets                                                  22,296,926            26,976,085
                                                                           --------------      ----------------

UTILITY PLANT:
   In service                                                                  89,504,217            83,570,936
   Accumulated depreciation and amortization                                  (34,386,639)          (31,559,291)
                                                                           --------------      ----------------
         In service, net                                                       55,117,578            52,011,645
                                                                           --------------      ----------------

   Construction work in progress                                                1,810,520             2,048,565
                                                                           --------------      ----------------
         Utility plant, net                                                    56,928,098            54,060,210
                                                                           --------------      ----------------

NONUTILITY PROPERTY:
   Nonutility property                                                         19,869,186            18,149,109
   Accumulated depreciation and amortization                                   (7,659,087)           (6,311,673)
                                                                           --------------      ----------------
         Nonutility property, net                                              12,210,099            11,837,436
                                                                           --------------      ----------------

OTHER ASSETS:
   Goodwill, net of accumulated amortization                                      298,314               327,429
   Other assets                                                                   668,018               369,969
                                                                           --------------      ----------------
         Total other assets                                                       966,332               697,398
                                                                           --------------      ----------------

TOTAL ASSETS                                                              $    92,401,455     $      93,571,129
                                                                           ==============      ================





RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
SEPTEMBER 30, 2002 AND 2001
-------------------------------------------------------------------------------------------------------------------



LIABILITIES AND STOCKHOLDERS' EQUITY                                            2002                 2001

CURRENT LIABILITIES:
   Current maturities of long-term debt                                   $       105,127     $          803,037
   Borrowings under lines of credit                                             8,991,000             17,707,000
   Dividends payable                                                              559,069                536,385
   Accounts payable                                                             7,897,084              8,250,618
   Customer deposits                                                              543,891                531,288
   Accrued expenses                                                             3,961,174              3,776,490
   Refunds from suppliers - due customers                                          51,889                116,758
   Overrecovery of gas costs                                                    1,742,905              1,539,782
   Unrealized losses on marked-to-market transactions                                   -              1,906,171
                                                                           --------------      -----------------
         Total current liabilities                                             23,852,139             35,167,529
                                                                           --------------      -----------------

LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES                                   30,377,358             22,507,485
                                                                           --------------      -----------------

DEFERRED CREDITS:
   Deferred income taxes                                                        5,802,417              4,836,121
   Deferred investment tax credits                                                300,544                334,922
                                                                           --------------      -----------------
         Total deferred credits                                                 6,102,961              5,171,043
                                                                           --------------      -----------------

COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)

CAPITALIZATION:
   Stockholders' equity:
     Common stock, $5 par value; authorized 10,000,000 shares;
       issued and outstanding1,960,418 and 1,914,603 shares in
       2002 and 2001, respectively                                              9,802,090              9,573,015
     Preferred stock, no par; authorized 5,000,000 shares;
       no shares issued and outstanding in 2002 and 2001                                -                      -
     Capital in excess of par value                                            11,374,173             10,736,536
     Retained earnings                                                         10,758,491             10,490,375
     Accumulated other comprehensive income (loss)                                134,243                (74,854)
                                                                           --------------      -----------------
         Total stockholders' equity                                            32,068,997             30,725,072
                                                                           --------------      -----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $    92,401,455     $       93,571,129
                                                                           ==============      =================


See notes to consolidated financial statements.



RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------


                                                                   2002              2001               2000
OPERATING REVENUES:
   Gas utilities                                             $    57,647,947  $      86,195,121  $       55,685,168
   Propane operations                                             10,718,404         14,929,570          11,246,152
   Energy marketing                                               11,107,532         14,756,066           8,828,492
   Other                                                             751,790          1,562,390           1,990,183
                                                              --------------   ----------------   -----------------

         Total operating revenues                                 80,225,673        117,443,147          77,749,995
                                                              --------------   ----------------   -----------------

COST OF SALES:
   Gas utilities                                                  38,616,769         65,227,777          35,833,723
   Propane operations                                              5,511,314          8,678,227           5,837,087
   Energy marketing                                               10,841,871         14,231,107           8,673,354
   Other                                                             424,630          1,132,850           1,365,312
                                                              --------------   ----------------   -----------------

         Total cost of sales                                      55,394,584         89,269,961          51,709,476
                                                              --------------   ----------------   -----------------

OPERATING MARGIN                                                  24,831,089         28,173,186          26,040,519
                                                              --------------   ----------------   -----------------

OTHER OPERATING EXPENSES:
   Operations                                                     10,758,661         12,176,932          10,639,549
   Maintenance                                                     1,245,261          1,396,544           1,230,907
   General taxes                                                   1,504,422          2,343,351           2,851,526
   Depreciation and amortization                                   5,114,320          4,828,096           4,403,360
   Impairment loss                                                    72,008            699,630                   -
                                                              --------------   ----------------   -----------------

         Total other operating expenses                           18,694,672         21,444,553          19,125,342
                                                              --------------   ----------------   -----------------

OPERATING INCOME                                                   6,136,417          6,728,633           6,915,177

OTHER EXPENSES, NET                                                  104,956            113,149              98,807

INTEREST EXPENSE                                                   2,050,754          2,748,850           2,428,396
                                                              --------------   ----------------   -----------------

INCOME BEFORE INCOME TAXES                                         3,980,707          3,866,634           4,387,974

INCOME TAX EXPENSE                                                 1,493,812          1,560,019           1,514,272
                                                              --------------   ----------------   -----------------

NET INCOME                                                         2,486,895          2,306,615           2,873,702

OTHER COMPREHENSIVE INCOME (LOSS),
   NET OF TAX                                                        209,097            (74,854)                  -
                                                              --------------   ----------------   -----------------

COMPREHENSIVE INCOME                                         $     2,695,992  $       2,231,761  $        2,873,702
                                                              ==============   ================   =================

BASIC AND DILUTED EARNINGS PER SHARE                         $          1.28  $            1.21  $             1.54
                                                              ==============   ================   =================

WEIGHTED-AVERAGE SHARES OUTSTANDING:
   Basic                                                           1,939,511          1,898,697           1,863,275
                                                              ==============   ================   =================
   Diluted                                                         1,942,058          1,902,293           1,867,138
                                                              ==============   ================   =================

See notes to consolidated financial statements.




RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------



                                                                                        Accumulated
                                                        Capital in                         Other            Total
                                           COMMON        Excess of       Retained      Comprehensive    Stockholders'
                                            STOCK        Par Value       Earnings      Income (Loss)        Equity
BALANCE, SEPTEMBER 30, 1999
     (1,832,771 shares)                $    9,163,855 $    9,489,551  $   9,501,517  $              -  $    28,154,923
   Net income                                       -              -      2,873,702                 -        2,873,702
   Cash dividends declared
     ($1.10 per share)                              -              -     (2,060,265)                -       (2,060,265)
   Issuance of common stock
     (48,962 shares)                          244,810        772,701              -                 -        1,017,511
                                        -------------  -------------   ------------   ---------------   --------------

BALANCE, SEPTEMBER 30, 2000
     (1,881,773 shares)                     9,408,665     10,262,252     10,314,954                 -       29,985,871
   Net income                                       -              -      2,306,615                 -        2,306,615
   Gains (losses) on hedging activities             -              -              -           (74,854)         (74,854)
   Cash dividends declared
     ($1.12 per share)                              -              -     (2,131,194)                -       (2,131,194)
   Issuance of common stock
     (32,870 shares)                          164,350        474,284              -                 -          638,634
                                        -------------  -------------   ------------   ---------------   --------------

BALANCE, SEPTEMBER 30, 2001
     (1,914,603 shares)                     9,573,015     10,736,536     10,490,375           (74,854)      30,725,072
   Net income                                       -              -      2,486,895                 -        2,486,895
   Gains (losses) on hedging activities             -              -              -           209,097          209,097
   Cash dividends declared
     ($1.14 per share)                              -              -     (2,218,779)                -       (2,218,779)
   Issuance of common stock
     (45,815 shares)                          229,075        637,637              -                 -          866,712
                                        -------------  -------------   ------------   ---------------   --------------

BALANCE, SEPTEMBER 30, 2002            $    9,802,090 $   11,374,173  $  10,758,491  $        134,243  $    32,068,997
                                        =============  =============   ============   ===============   ==============


See notes to consolidated financial statements.



RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------



                                                                          2002             2001             2000

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                       $     2,486,895  $     2,306,615  $     2,873,702
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization                                        5,297,678        4,967,332        4,538,635
     Impairment loss                                                         72,008          699,630                -
     Loss on asset disposition                                                1,872            5,944           17,908
     Change in over/under recovery of gas costs                          (1,932,247)       3,003,839       (1,572,842)
     Deferred taxes and investment tax credits                            1,686,802       (1,218,486)         583,589
     Other noncash items, net                                              (296,926)         150,503          (63,140)
     Changes in assets and liabilities which provided (used) cash:
       Accounts receivable and customer deposits, net                     2,707,666         (879,956)          15,067
       Inventories and prepaid gas service                                1,928,685       (1,052,659)      (4,058,128)
       Other current assets                                                (858,825)         110,473          108,540
       Accounts payable and accrued expenses                               (168,850)      (2,709,804)         925,363
       Refunds from suppliers - due customers                               (64,869)        (106,251)         196,947
                                                                     --------------   --------------   --------------
          Net cash provided by operating activities                      10,859,889        5,277,180        3,565,641
                                                                     --------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to utility plant and nonutility property                    (8,614,454)      (8,029,853)      (7,920,163)
   Cost of removal of utility plant, net                                    (45,580)         (38,618)         (51,544)
   Proceeds from sales of assets                                             75,918           43,814           84,886
                                                                     --------------   --------------   --------------
         Net cash used in investing activities                           (8,584,116)      (8,024,657)      (7,886,821)
                                                                     --------------   --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Retirement of long-term debt                                            (828,038)         (26,092)        (530,865)
   Net borrowings under lines of credit                                    (716,000)       4,412,000        6,932,000
   Proceeds from issuance of common stock                                   866,712          638,634          539,286
   Cash dividends paid                                                   (2,196,095)      (2,112,636)      (2,037,493)
                                                                     --------------   --------------   --------------
         Net cash (used in) provided by financing activities             (2,873,421)       2,911,906        4,902,928
                                                                     --------------   --------------   --------------

NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                                        (597,648)         164,429          581,748

CASH AND CASH EQUIVALENTS:
   Beginning of year                                                        885,678          721,249          139,501
                                                                     --------------   --------------   --------------

   End of year                                                      $       288,030  $       885,678  $       721,249
                                                                     ==============   ==============   ==============




RGC RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------



                                                                          2002            2001             2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
   INFORMATION:
   Cash paid during the year for:
     Interest                                                        $   2,086,391  $     2,537,343  $      2,566,700
                                                                      ============   ==============   ===============
     Income taxes, net of refunds                                    $     640,145  $     2,670,227  $        963,990
                                                                      ============   ==============   ===============

   Noncash transactions:
     In January 2000, the assets of a heating and air conditioning company were acquired in exchange for 22,243 shares of stock valued at $478,225.  Subsequent to the acquisition, the Company retired $506,583 in debt associated with the heating and air conditioning company.
     In 2002 and 2001, the Company entered into derivative price swaps, caps, and collar arrangements for the purpose of hedging the cost of natural gas and propane.  In accordance with hedge accounting requirements, the underlying derivatives were marked to market with the corresponding non-cash impacts to the balance sheet:

                                                                          2002            2001

     Unrealized gain (loss) on marked-to-market transactions             3,686,062       (1,906,171)
     Under (over) recovery of gas costs                                 (3,343,560)       1,783,560
     Deferred tax asset (liability)                                       (133,405)          47,757

   Subsequent to September 30, 2002 the Company executed an $8,000,000 three-year intermediate term note to refinance a portion of the line of credit balances.  An $8 million reclassification from short-term to long-term debt was made to the September 30, 2002 balance sheet.  (See Note 5.)


See notes to consolidated financial statements.

RGC RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL - The consolidated financial statements include the accounts of RGC Resources, Inc. and its wholly owned subsidiaries (the "Company"), Roanoke Gas Company, Bluefield Gas Company, Diversified Energy Company, operating as Highland Propane Company and Highland Energy, RGC Ventures, Inc., operating as Highland Heating and Cooling, and RGC Ventures, Inc. of Virginia, operating as GIS Resources and Application Resources. Roanoke Gas Company and Bluefield Gas Company are gas utilities, which distribute and sell natural gas to residential, commercial and industrial customers within their service areas. Highland Propane Company distributes and sells propane in southwestern Virginia and southern West Virginia. Highland Energy brokers natural gas to several industrial transportation customers of Roanoke Gas Company and Bluefield Gas Company. GIS Resources provides mapping services. Highland Heating and Cooling provides heating and cooling service and installation in West Virginia. Application Resources provides information system services to software providers in the utility industry.

     The primary business of the Company is the distribution of natural gas to residential, commercial and industrial customers in Roanoke, Virginia; Bluefield, Virginia; Bluefield, West Virginia; and the surrounding areas. The Company distributes natural gas to its customers at rates regulated by the State Corporation Commission in Virginia ("SCC") and the Public Service Commission in West Virginia ("PSC").

     All significant intercompany transactions have been eliminated in consolidation.

     RATE REGULATED BASIS OF ACCOUNTING - The Company's regulated operations follow the accounting and reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 71, ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION. The economic effects of regulation can result in a regulated company deferring costs that have been or are expected to be recovered from customers in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the consolidated balance sheet (regulatory assets) and recorded as expenses when such amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for current collection in rates of costs that are expected to be incurred in the future (regulatory liabilities).

     The amounts recorded by the Company as regulatory assets and regulatory liabilities are as follows:


                                                                   SEPTEMBER 30,
                                                         ----------------------------------
                                                             2002                2001

Regulatory assets:
  Rate case costs                                       $        1,087    $          10,929
  Under-recovery of gas costs                                        -            1,208,190
  Bad debt expense deferral                                    316,966                    -
  Other                                                         52,103               59,459
                                                         -------------     ----------------

Total regulatory assets                                 $      370,156    $       1,278,578
                                                         =============     ================





                                                                    SEPTEMBER 30,
                                                         ----------------------------------
                                                             2002                2001
Regulatory liabilities:
  Refunds from suppliers - due customers                $       51,889    $         116,758
  Over-recovery of gas costs                                 1,742,905            1,539,782
                                                         -------------     ----------------

Total regulatory liabilities                            $    1,794,794    $       1,656,540
                                                         =============     ================

     During 2002, the Company reached an agreement with the regulatory staff of the SCC that provided for the deferral of $316,966 of bad debt expense to be amortized over a three-year period beginning in December 2002.

     UTILITY PLANT - Utility plant is stated at original cost. The cost of additions to utility plant includes direct charges and overhead. The cost of depreciable property retired, plus cost of removal, less salvage, is charged to accumulated depreciation. Maintenance, repairs, and minor renewals and betterments of property are charged to operations.

     DEPRECIATION AND AMORTIZATION - Provisions for depreciation are computed principally at composite straight-line rates for financial statement purposes and at accelerated rates for income tax purposes. Depreciation and amortization for financial reporting purposes for utility property are provided on annual composite rates ranging from 2% to 33%. Depreciable lives for non-utility property range from 5 to 25 years. The annual composite rates are determined by periodic depreciation studies.

     Goodwill is amortized on a straight-line basis over periods ranging from 10 to 15 years.

     CASH AND CASH EQUIVALENTS - For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     INVENTORIES - Inventories consist primarily of natural gas in storage and propane. Natural gas inventories are recorded at average cost. Propane inventories are valued at the lower of average cost or market.

     UNBILLED REVENUES - The Company bills its natural gas customers on a monthly cycle basis. The Company records revenue based on service rendered to the end of the accounting period. The amounts of unbilled revenue receivable included in accounts receivable on the consolidated balance sheets at September 30, 2002 and 2001 were $875,316 and $1,145,718, respectively.

     INCOME TAXES - Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. A valuation allowance against deferred tax assets is provided if it is more likely than not the deferred tax asset will not be realized. The Company and its subsidiaries file a consolidated federal income tax return. Beginning in January 2001, the Commonwealth of Virginia implemented a state income tax on regulated utilities.

     DEBT EXPENSES - Debt expenses are being amortized over the lives of the debt instruments.

     OVER/UNDER RECOVERY OF NATURAL GAS COSTS - Pursuant to the provisions of the Company's Purchased Gas Adjustment ("PGA") clause, increases or decreases in natural gas costs incurred by regulated operations, including gains and losses on derivative hedging instruments, are passed on to customers. Accordingly, the difference between actual costs incurred and costs recovered through the application of the PGA is reflected as a regulatory asset or liability. At the end of the deferral period, the balance of the net deferred charge or credit is amortized over the next 12-month period as amounts are reflected in customer billings. The Company is subject to multiple jurisdictions, which may result in both a regulatory asset and a regulatory liability recorded.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     DERIVATIVE AND HEDGING ACTIVITIES - Effective October 1, 2000, the Company adopted the provisions of SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended and interpreted. SFAS No. 133 requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The adoption of the standard did not have a material impact on the results of operations or other comprehensive income.

     The Company's risk management policy allows management to enter into derivatives for the purpose of managing commodity and interest rate risks of its business operations. The Company's risk management policy specifically prohibits the use of derivatives for speculative purposes. The key market risks that RGC Resources, Inc. would seek to hedge include natural gas and propane prices, and the cost of borrowed funds.

     The Company entered into futures and swaps during 2002 for the purpose of hedging the price of propane in order to provide price stability during the 2003 winter months. The hedges qualify as cash flow hedges; therefore, changes in the fair value are reported in other comprehensive income. At September 30, 2002, approximately $134,000 of gains are included in other comprehensive income; such amounts are expected to be reclassified into income within the next year as the hedged transactions settle and will be included in propane operations' cost of sales on the income statement. No portion of the hedges was ineffective during the year.

     The Company entered into no-cost collar and price-cap arrangements for the purchase of natural gas for the purpose of providing price stability during the 2003 winter months. The fair value of these instruments are recorded in the balance sheet; however, net income and other comprehensive income are not affected by the change in market value as any cost incurred or benefit received from these instruments is recoverable or refunded through the PGA mechanism. Both the SCC and the PSC currently allow for full recovery of prudent costs associated with natural gas purchases; therefore, any costs or benefits associated with the settlement of these instruments will be passed through to customers when realized. The unrealized gains on marked-to-market transactions are composed of $1,560,000 of derivative hedges that are subject to recovery through the PGA mechanism and $219,891 of propane hedges that will flow through income when realized.

     All current derivative contracts will expire by March 31, 2003.

     NEW ACCOUNTING STANDARDS - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and will be adopted by the Company as of October 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized over an estimated useful life, as previously required. Instead, goodwill amounts will be subject to a fair-value-based annual impairment assessment. The standard also requires acquired intangible assets to be recognized separately and amortized as appropriate. For the years ended September 30, 2002, 2001 and 2000, the Company's amortization expense was approximately $30,000 (excluding amortization expense associated with goodwill of the heating and air conditioning operations, see Note 3 for further discussion). The Company has completed its evaluation of the new standard and no impairment existed as of September 30, 2002.

     In July 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 provides the accounting requirements for retirement obligations associated with tangible long- lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has completed its evaluation of the new standard and determined that there will be no material impact on the Company's financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG- LIVED ASSETS. The new rules supersede SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The new rules retain many of the fundamental recognition and measurement provisions, but significantly change the criteria for classifying an asset as held-for-sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has completed its evaluation of the new standard and determined that there will be no material impact on the Company's financial position or results of operation.

2.   FINANCIAL INFORMATION BY BUSINESS SEGMENTS

     Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief decision maker in deciding how to allocate resources and assess performance. The Company uses operating margin to assess segment performance.

     The reportable segments of the Company disclosed herein are as follows:

     GAS UTILITIES - The natural gas segment of the Company generates revenue from its tariff rates, under which it provides distribution energy services for its residential, commercial and industrial customers.

     PROPANE OPERATIONS - The propane gas segment of the Company generates revenue from the sale and delivery of propane gas and related services to its residential, commercial and industrial customers located in southwestern Virginia and southern West Virginia.

     ENERGY MARKETING - The energy marketing segment generates revenue through the sale of natural gas to industrial transportation customers of Roanoke Gas Company and Bluefield Gas Company.

     PARENT AND OTHER - The other segment includes the heating and cooling operations, mapping services, information system services, and certain corporate adjustments.

Information related to the segments of the Company is detailed below:


                                       Gas           Propane          Energy           Parent         Consolidated
                                    Utilities       Operations       Marketing        and Other           Total

For the year ended
   September 30, 2002:
   Operating revenues            $   57,647,947  $    10,718,404  $   11,107,532  $        751,790  $     80,225,673
   Operating margin                  19,031,178        5,207,090         265,661           327,160        24,831,089
   Operations, maintenance and
     general taxes                    9,823,575        3,313,645          30,148           340,976        13,508,344
   Impairment loss                            -                -               -            72,008            72,008
   Depreciation and amortization      3,554,814        1,517,463               -            42,043         5,114,320
   Interest charges                   1,768,853          249,093               -            32,808         2,050,754
   Earnings before income taxes       3,789,939          117,037         235,513          (161,782)        3,980,707

As of September 30, 2002:
   Total assets                  $   76,813,661  $    13,432,357  $    1,320,944  $        834,493  $     92,401,455
   Gross additions to long-lived
     assets                           6,537,397        2,075,891               -             1,166         8,614,454

For the year ended
   September 30, 2001:
   Operating revenues            $   86,195,121  $    14,929,570  $   14,756,066  $      1,562,390  $    117,443,147
   Operating margin                  20,967,344        6,251,343         524,959           429,540        28,173,186
   Operations, maintenance and
     general taxes                   11,677,941        3,372,455          32,147           834,284        15,916,827
   Impairment loss                            -                -               -           699,630           699,630
   Depreciation and amortization      3,325,814        1,385,236               -           117,046         4,828,096
   Interest charges                   2,231,918          429,633               -            87,299         2,748,850
   Earnings before income taxes       3,643,127        1,051,845         492,812        (1,321,150)        3,866,634

As of September 30, 2001:
   Total assets                      75,791,015       14,023,168       1,567,179         2,189,767        93,571,129
   Gross additions to long-lived
     assets                           5,981,165        2,037,547               -            11,141         8,029,853

For the year ended
   September 30, 2000:
   Operating revenues            $   55,685,168  $    11,246,152  $    8,828,492  $      1,990,183  $     77,749,995
   Operating margin                  19,851,445        5,409,065         155,138           624,871        26,040,519
   Operations, maintenance and
     general taxes                   11,288,679        2,905,186          11,449           516,668        14,721,982
   Depreciation and amortization      3,156,936        1,178,567               -            67,857         4,403,360
   Interest charges                   1,963,791          443,796               -            20,809         2,428,396
   Earnings before income taxes       3,397,456          862,812         143,689           (15,983)        4,387,974

As of September 30, 2000:
   Total assets                  $   70,970,880  $    12,660,667  $    1,161,515  $      2,614,432  $     87,407,494
   Gross additions to long-lived
     assets                           5,237,912        2,539,413               -           621,063         8,398,388


     During 2002, 2001 and 2000, no single customer accounted for more than 5% of the Company's sales.No accounts receivable from any customer exceeded 5% of the Company's total accounts receivable at September 30, 2002 and 2001.

3.   RESTRUCTURING

     In September 2001, the Company decided to restructure the heating and air conditioning sales and services operations in West Virginia. The decision to restructure was due to the poor performance of these operations and the unlikelihood of a timely market recovery. Several factors contributed to the underperformance of these operations including increasing competition in the markets served, the general economic slowdown and lower than expected demand for equipment sales and service, among others. The restructuring resulted in the reduction of heating and air conditioning operations.

     As a result of the decision to restructure and reduce its heating and air conditioning operations, the Company adjusted the valuation of several assets to estimated net realizable value in accordance with the guidance in SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. In connection with the restructuring, the Company auctioned most of its inventory and fixed assets during 2002. Such assets were adjusted to reflect the estimated proceeds from auction. Additionally, goodwill and other intangible assets associated with the heating and air conditioning operations have been written off, as management has determined there are no future benefits associated with these amounts. The following is a summary of the impairment loss recorded in 2001:


     Write-off of goodwill and other intangibles          $         597,949
     Write-down of fixed and other assets                           101,681
                                                           ----------------

     Total impairment loss                                $         699,630
                                                           ================


     In April 2002, the auction of the inventory and fixed assets of the heating and cooling operations was completed. The results of the auction generated a loss of $72,008 in excess of the amount provided for at the end of the previous year. No additional losses on assets are expected as a result of the restructuring.

     As a result of the ongoing evaluation of the remaining heating and air conditioning operations, during 2002, the Company has decided to discontinue the sales of heating and air conditioning equipment and continue the service operations. As a result, the Company intends to merge RGC Ventures, Inc. into Diversified Energy Company for the purpose of combining the service functions of both companies in order to improve efficiencies and reduce costs.

4.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

     A summary of the changes in the allowance for doubtful accounts follows:


                                                             YEARS ENDED SEPTEMBER 30,
                                           ----------------------------------------------------------
                                                    2002               2001               2000

Balances, beginning of year                   $        531,991  $         314,081  $          229,238
Provision for doubtful accounts                        300,312          1,462,436             528,382
Recoveries of accounts written off                     400,283            207,455             160,310
Accounts written off                                (1,077,524)        (1,451,981)           (603,849)
                                               ---------------   ----------------   -----------------

Balances, end of year                         $        155,062  $         531,991  $          314,081
                                               ===============   ================   =================


5.   BORROWINGS UNDER LINES OF CREDIT

     The Company has available unsecured lines of credit with a bank for $20,500,000 as of September 30, 2002. From October 1, 2001 to March 31, 2002, the Company had available unsecured lines of credit of $30,000,000. Effective October 1, 2002, the lines were increased to $26,500,000 and will expire March 31, 2003. Subsequent to the balance sheet date and prior to the issuance of the financial statements, the Company executed an $8,000,000 three-year intermediate term note to refinance a portion of the line of credit balances. As the Company met the requirements of both the intent and ability to refinance, an $8,000,000 reclassification was made from lines of credit to long-term debt on the balance sheet.

     A summary of short-term lines of credit follows:


                                                      2002               2001                2000

Lines of credit at year-end                     $     20,500,000  $      23,500,000   $     23,500,000
Outstanding balance at year-end                        8,991,000         17,707,000         13,295,000
Highest month-end balances outstanding                21,236,000         23,405,000         13,295,000
Average month-end balances                            13,669,000         16,592,000          8,831,000
Average rates of interest during year                       2.46%              5.68%              6.67%
Average rates of interest on balances
  outstanding at year-end                                   2.38%              3.54%              7.05%

6.   LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                                September 30,
                                                                       ------------------------------
                                                                             2002           2001
Roanoke Gas Company:
   First Mortgage notes payable, at 7.804%, due July 1, 2008            $    5,000,000 $    5,000,000
   Collateralized term debentures with provision for retirement in varying annual payments through October 1, 2016, at
     interest rates ranging from 6.75% to 9.625%                             4,000,000      4,700,000
   Unsecured senior notes payable, at 7.66%, with
     provision for retirement of $1,600,000 each year
     beginning December 1, 2014 through December 1, 2018                     8,000,000      8,000,000
   Obligations under capital leases, aggregate monthly
     payments of $2,924, through April 2005                                     82,485        110,522
   Unsecured note payable, with variable interest rate based
     on 30-day LIBOR plus 100 basis point spread, with
     provision for retirement on November 21, 2005.                          8,000,000              -
Bluefield Gas Company:
   Unsecured note payable, at 7.28%, with provision for
     retirement of $25,000 quarterly, beginning January 1, 2002
     and a final payment of $1,125,000 on October 1, 2003                    1,200,000      1,300,000
Highland Propane Company:
   Unsecured note payable, with variable interest rate based
     on 90-day LIBOR plus 95 basis-point spread, with
     provision for retirement on August 26, 2006                             2,500,000      2,500,000
   Unsecured note payable, at 7%, with provision for
     retirement on December 31, 2007                                         1,700,000      1,700,000
                                                                         -------------  -------------
Total long-term debt                                                        30,482,485     23,310,522
Less current maturities                                                       (105,127)      (803,037)
                                                                         -------------  -------------

Total long-term debt, excluding current maturities                      $   30,377,358 $   22,507,485
                                                                         =============  =============

     The above debt obligations contain various provisions, including a minimum interest charge coverage ratio and limitations on debt as a percentage of total capitalization. The obligations also contain a provision restricting the payment of dividends, primarily based on the earnings of the Company and dividends previously paid. At September 30, 2002, approximately $6,598,000 of retained earnings were available for dividends.

     Long-term debt includes $8,000,000 due in 2005 related to the refinancing of line-of-credit balances.

     The aggregate annual maturities of long-term debt, subsequent to September 30, 2002 are as follows:


Years ending September 30:
   2003                                                        $      105,127
   2004                                                             2,157,371
   2005                                                                19,987
   2006                                                            10,500,000
   2007                                                                     -
   Thereafter                                                      17,700,000
                                                                -------------

Total                                                          $   30,482,485
                                                                =============

7.   INCOME TAXES

     The details of income tax expense (benefit) are as follows:


                                                                 YEARS ENDED SEPTEMBER 30,
                                                 ---------------------------------------------------------
                                                       2002                2001                 2000

Current income taxes:
   Federal                                      $        (287,947)   $      2,376,081    $         868,795
   State                                                   94,957             405,528               61,888
                                                 ----------------     ---------------     ----------------
         Total current income taxes                      (192,990)          2,781,609              930,683
                                                 ----------------     ---------------     ----------------

Deferred income taxes:
   Federal                                              1,567,525            (916,314)             586,733
   State                                                  153,655            (266,142)              36,289
                                                 ----------------     ---------------     ----------------
         Total deferred income taxes                    1,721,180          (1,182,456)             623,022
                                                 ----------------     ---------------     ----------------

Amortization of investment tax credits                    (34,378)            (39,134)             (39,433)
                                                 ----------------     ---------------     ----------------

Total income tax expense                        $       1,493,812    $      1,560,019    $       1,514,272
                                                 ================     ===============     ================

     Income tax expense for the years ended September 30, 2002, 2001 and 2000 differed from amounts computed by applying the U.S. federal income tax rate of 34% to earnings before income taxes as a result of the following:


                                                                   YEARS ENDED SEPTEMBER 30,
                                                      ----------------------------------------------------
                                                           2002              2001               2000

Income before income taxes                           $     3,980,707   $      3,866,634  $       4,387,974
                                                      ==============   ================   ================

Income tax expense computed at statutory
   rate of 34%                                       $     1,353,440   $      1,314,655  $       1,491,911
Increase (reduction) in income tax expense
   resulting from:
   State income taxes, net of federal income
     tax benefit                                             164,084             91,995             64,797
   Amortization and write-off of nondeductible
     goodwill                                                      -            172,935                  -
   Amortization of investment tax credits                    (34,378)           (39,134)           (39,433)
   Other, net                                                 10,666             19,568             (3,003)
                                                      --------------   ----------------   ----------------

Total income tax expense                             $     1,493,812   $      1,560,019  $       1,514,272
                                                      ==============   ================   ================

     The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:


                                                                              SEPTEMBER 30,
                                                                ------------------------------------------
                                                                      2002                     2001

Deferred tax assets:
   Allowance for uncollectibles                                $          37,736        $          183,459
   Accrued pension and medical benefits                                1,490,525                 1,408,035
   Accrued vacation                                                      168,934                   179,012
   Over (under) recovery of gas costs                                    117,724                   836,121
   Costs on gas held in storage                                          724,082                   578,459
   Other                                                                 200,839                   335,536
                                                                ----------------         -----------------

Total deferred tax assets                                              2,739,840                 3,520,622
                                                                ----------------         -----------------

Deferred tax liabilities:
   Utility plant basis differences                                     5,962,378                 4,888,575
                                                                ----------------         -----------------
Total deferred tax liabilities                                         5,962,378                 4,888,575
                                                                ----------------         -----------------

Net deferred tax liability                                     $       3,222,538        $        1,367,953
                                                                ================         =================

8.   EMPLOYEE BENEFIT PLANS

     The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and employee compensation. Plan assets are invested principally in cash equivalents and corporate stocks and bonds. Company contributions are intended to provide not only for benefits attributed to date but also for those expected to be earned in the future.

     The plan assets and obligations were measured as of June 30. The following sets forth the Plan's funded status and amounts recognized in the consolidated balance sheet as of September 30, 2002 and 2001:


                                                                              2002               2001

Change in projected benefit obligation:
  Benefit obligation at beginning of year                              $       8,068,414   $     7,732,486
  Service cost                                                                   228,710           218,310
  Interest cost                                                                  568,557           563,150
  Actuarial (gain) loss                                                          401,810           (22,618)
  Benefit payments                                                              (432,168)         (422,914)
                                                                        ----------------    --------------

Benefit obligation at end of year                                      $       8,835,323   $     8,068,414
                                                                        ================    ==============

Change in plan assets:
  Fair value of plan assets at beginning of year                       $       7,325,329   $     8,115,593
  Actual return (loss) on plan assets                                           (401,151)         (556,381)
  Employer contributions                                                          19,131           189,031
  Benefit payments                                                              (432,168)         (422,914)
                                                                        ----------------    --------------

Fair value of plan assets at end of year                               $       6,511,141   $     7,325,329
                                                                        ================    ==============

Reconciliation of funded status:
  Funded status                                                        $      (2,324,182)  $      (743,085)
  Unrecognized actuarial (gain) loss                                           1,136,939          (278,898)
  Unrecognized transition obligation                                               1,133             6,064
  Unrecognized prior service cost                                                      -                 7
  Contributions made between measurement date and fiscal
     year-end                                                                    100,000            19,131
                                                                        ----------------    --------------

Net pension liability recognized                                       $      (1,086,110)  $      (996,781)
                                                                        ================    ==============


                                                           2002               2001               2000

Components of net periodic pension cost:
  Service cost                                       $        228,710  $         218,310   $       211,029
  Interest cost                                               568,557            563,150           538,265
  Expected return on plan assets                             (612,876)          (680,255)         (630,627)
  Amortization of unrecognized transition
     obligation                                                 4,931              7,586           105,439
  Prior service cost recognized                                     7             18,874            18,874
  Recognized gains                                                  -            (64,985)          (51,619)
                                                      ---------------   ----------------    --------------

Net periodic pension cost                            $        189,329  $          62,680   $       191,361
                                                      ===============   ================    ==============

Assumptions used for pension accounting:
  Discount rate                                                  7.00%              7.25%             7.50%
  Expected rate of compensation increase                         5.00%              5.00%             5.00%
  Expected long-term rate of return on
     plan assets                                                 8.00%              8.50%             8.50%

     In addition to pension benefits, the Company has a postretirement benefits plan, which provides certain health care, supplemental retirement and life insurance benefits to active and retired employees who meet specific age and service requirements. The plan is contributory. The Company has elected to fund the plan over future years.

     The postretirement medical and life insurance plan assets and obligations were measured as of June 30. The following sets forth the postretirement medical and life insurance plans' funded status and amounts recognized in the consolidated balance sheet as of September 30, 2002 and 2001:


                                                                              2002               2001

Change in projected benefit obligation:
   Benefit obligation at beginning of year                             $       7,122,071   $     7,797,595
   Service cost                                                                  155,451           155,017
   Interest cost                                                                 501,320           524,755
   Participant contributions                                                      52,501            33,373
   Actuarial loss (gain)                                                         730,630          (940,269)
   Benefit payments                                                             (403,249)         (448,400)
                                                                        ----------------    --------------

Benefit obligation at end of year                                      $       8,158,724   $     7,122,071
                                                                        ================    ==============

Change in plan assets:
   Fair value of plan assets at beginning of year                      $       2,255,569   $     2,219,777
   Actual return (loss) on plan assets                                          (195,684)           57,819
   Employer contributions                                                        563,000           393,000
   Participant contributions                                                      52,501            33,373
   Benefit payments                                                             (403,249)         (448,400)
                                                                        ----------------    --------------

Fair value of plan assets at end of year                               $       2,272,137   $     2,255,569
                                                                        ================    ==============

Reconciliation of funded status:
   Funded status                                                       $      (5,886,587)  $    (4,866,502)
   Contribution made between measurement date and year-end                       562,000           563,000
   Unrecognized actuarial loss                                                 1,704,909           631,283
   Unrecognized transition obligation                                          2,610,300         2,847,600
                                                                        ----------------    --------------

Net postretirement benefit liability                                   $      (1,009,378)  $      (824,619)
                                                                        ================    ==============


                                                           2002               2001               2000

Components of net periodic postretirement
   benefit cost:
   Service cost                                     $         155,451  $         155,017   $       122,320
   Interest cost                                              501,320            524,755           471,927
   Amortization of unrecognized transition
     obligation                                               237,300            237,300           237,300
   Expected return on plan assets                            (147,312)          (164,434)          (77,143)
   Recognized losses                                                -             10,346                 -
                                                     ----------------   ----------------    --------------

Net periodic benefit cost                           $         746,759  $         762,984   $       754,404
                                                     ================   ================    ==============

     The weighted-average discount rate used for postretirement benefits accounting was 7.0%, 7.25% and 7.5% for 2002, 2001 and 2000, respectively.

     For measurement purposes, 11.0%, 8.5% and 9.0% annual rates of increase in the per capita cost of covered benefits (i.e., medical trend rate) were assumed for 2002, 2001 and 2000, respectively; the rates were assumed to decrease gradually to 5.5% by the year 2009 and remain at that level thereafter. The medical-trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical-cost trend rate by one percentage point each year would increase the accumulated postretirement benefits obligation as of September 30, 2002 by approximately $1,051,000 or 13%, and would increase the aggregate of the service and interest cost components of net postretirement benefits cost by approximately $108,000, or 16%.

     The Company also has a defined contribution plan covering all of its employees who elect to participate. The Company made annual matching contributions to the plan in 2002, 2001 and 2000, based on 70% of the net participants' basic contributions (from 1 to 6% of their total compensation). The annual cost of the plan was $227,403, $233,756 and $211,443 for 2002, 2001 and 2000, respectively.

9.   COMMON STOCK OPTIONS

     During 1996, the Company's stockholders approved the RGC Resources, Inc. Key Employee Stock Option Plan (the "Plan"). The Plan provides for the issuance of common stock options to officers and certain other full-time salaried employees to acquire a maximum of 50,000 shares of the Company's common stock. In October 1999, the Plan was amended by the Board of Directors and ratified by the Company's stockholders to authorize an additional 50,000 shares to be made available under the Plan. The Plan requires each option's exercise price per share to equal the fair value of the Company's common stock as of the date of the grant. As of September 30, 2002, the number of shares available for future grants under the Plan is 13,500 shares.

     The aggregate number of shares under option pursuant to the RGC Resources, Inc. Key Employee Stock Option Plan is as follows:


                                                                       Weighted-
                                                                        Average              Option
                                                          Number        Exercise             Price
                                                        of Shares        Price             Per Share

Options outstanding, September 30, 1999                      37,000    $     18.149     $    15.500-20.625
Options granted                                              20,000          20.875
Options exercised                                                 -
                                                       ------------

Options outstanding, September 30, 2000                      57,000    $     19.105     $    15.500-20.875
Options granted                                              15,000          19.250
Options exercised                                                 -
                                                       ------------

Options outstanding, September 30, 2001                      72,000    $     19.135     $    15.500-20.875
Options granted                                              13,000
Options exercised                                          (13,500)
Options expired                                            (11,500)
                                                       ------------

Options outstanding, September 30, 2002                      60,000    $     19.319     $    15.500-20.875
                                                       ============

     Under the terms of the Plan, the options become exercisable six months from the grant date and expire ten years subsequent to the grant date. All options outstanding were fully vested and exercisable at September 30, 2002 and 2001.

     The per share weighted-average fair values of stock options granted during 2002, 2001 and 2000 were $2.17, $2.45 and $3.08, respectively, on the dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.


                                                           2002            2001               2000

Expected dividend yield                                         5.89%            5.82%               5.27%
Risk-free interest rate                                         3.73%            4.65%               5.95%
Expected volatility                                            22.00%           22.00%              18.00%
Expected life                                                10 years         10 years            10 years

     The Company uses the intrinsic value method for recognizing stock-based compensation in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company's net earnings and earnings per share would have been as follows:


                                                           2002              2001              2000
Net earnings:
   As reported                                        $    2,486,895    $   2,306,615     $   2,873,702
   Pro forma                                          $    2,469,414    $   2,283,848     $   2,831,902

Basic and diluted earnings per share
   As reported                                        $          1.28   $        1.21     $        1.54
   Pro forma                                          $          1.27   $        1.20     $        1.52

10.  RELATED-PARTY TRANSACTIONS

     Certain of the Company's directors are affiliated with companies that render services or sell products to the Company. Management believes such transactions are entered into on terms equivalent to normal business terms.

     The Company purchased beeper, internet and telephone services of approximately $82,857, $92,360 and $67,480 in 2002, 2001 and 2000,
     respectively. Management anticipates similar services will be provided to the Company in 2003.

     The significant services relate to legal fees charged to the Company of approximately $92,000 in 2000. The products sold to the Company include natural gas and propane purchases of approximately $0, $2,190,000 and $6,094,000 in 2002, 2001 and 2000, respectively and propane truck purchases of approximately $210,000 and $292,000 in 2002 and 2001, respectively. Management does not anticipate that similar services and products will be provided to the Company in 2003.

11.  ENVIRONMENTAL MATTER

     Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants ("MGPs") as a source of fuel for lighting and heating until the early 1950's. A by-product of operating MGPs was coal tar, and the potential exists for on-site tar waste contaminants at the former plant sites. The extent of contaminants at these sites, if any, is unknown at this time. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of prior operations. Therefore, the Company has no plans for subsurface remediation at the MGP sites. Should the

     Company eventually be required to remediate either site, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. A stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognized the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs to be recovered in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to this matter will not have a material effect on the Company's financial condition or results of operations.

12.  COMMITMENTS

     Effective November 1, 2001, the Company entered into a contract with a third party, Duke Energy Trading and Marketing ("Duke Energy"), to provide future gas supply needs. Duke Energy has also assumed the management and financial obligation of Roanoke Gas Company's and Bluefield Gas Company's (the "Companies'") firm transportation and storage agreements. In connection with the agreement, the Companies exchanged gas in storage at November 1, 2001 for the right to receive from Duke Energy an equal amount of gas in the future as provided by the agreement. As a result of this arrangement, natural gas inventories on the balance sheet are replaced with a new classification called "prepaid gas service." This contract expires on October 31, 2004.

     Additionally, the Company has short-term contracts with natural gas suppliers requiring the purchase at fixed and market prices of the following volumes of gas for the periods specified. Management does not anticipate that these contracts will have a material impact on the Company's fiscal year 2003, 2004 or 2005 consolidated results of operations:


                                                           2003             2004           2005

Natural gas contracts - dekatherms                       3,281,131       3,098,631       442,660
Propane contracts - Gallons                              2,958,225               -             -

     Fixed price natural gas and propane commitments in 2003 total $2,491,500 and $184,470, respectively.

     The Company has also entered into derivative financial contracts for the purpose of hedging the price on both natural gas and propane gas. These contracts are financial in nature and do not provide for the physical delivery of the product. The volume of gas subject to the financial hedges included 1,250,000 dekatherms of natural gas and 2,352,000 gallons of propane in 2003.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents and borrowings under lines of credit are a reasonable estimate of fair value due to their short-term nature and because the rates of interest paid on borrowings under lines of credit approximate market rates.

     The fair value of long-term debt is estimated by discounting the future cash flows of each issuance at rates currently offered to the Company for similar debt instruments of comparable maturities. The carrying amounts and approximate fair values for the years ended September 30, 2002 and 2001 are as follows:


                                         2002                                   2001
                       -------------------------------------------------------------------------------
                             Carrying          Approximate          Carrying          Approximate
                             Amounts            Fair Value           Amounts           Fair Value

Long-term debt             $ 30,482,485        $ 35,215,485       $ 23,310,522        $ 26,493,463

     Judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates determined as of September 30, 2002 and 2001 are not necessarily indicative of the amounts the Company could have realized in current market exchanges.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial data for the years ended September 30, 2002 and 2001 is summarized as follows:


                                         FIRST               Second                Third                Fourth
2002                                    Quarter              Quarter              Quarter               Quarter

Operating revenues                  $    22,854,607    $       31,744,381    $      14,175,352   $        11,451,333
                                     ==============     =================     ================     =================

Operating margin                    $     7,053,911    $        9,387,426    $       4,602,085   $         3,787,667
                                     ==============     =================     ================     =================

Operating income (loss)             $     1,959,618    $        4,535,062    $          59,709   $          (417,972)
                                     ==============     =================     ================     =================

Net income (loss)                   $       840,775    $        2,470,446    $        (297,733)  $          (526,593)
                                     ==============     =================     ================     =================

Basic earnings (loss) per
  share                             $          0.44    $             1.28    $           (0.15)  $             (0.29)
                                     ==============     =================     ================     =================

2001

Operating revenues                  $    41,185,163    $       46,448,858    $      17,001,122   $        12,808,004
                                     ==============     =================     ================     =================

Operating margin                    $     9,623,869    $       10,171,222    $       4,491,412   $         3,886,683
                                     ==============     =================     ================     =================

Operating income (loss)             $     3,652,837    $        4,622,415    $        (424,897)  $        (1,121,722)
                                     ==============     =================     ================     =================

Net income (loss)                   $     1,816,860    $        2,346,515    $        (646,601)  $        (1,210,159)
                                     ==============     =================     ================     =================

Basic earnings (loss) per
  share                             $          0.96    $             1.24    $           (0.34)  $             (0.65)
                                     ==============     =================     ================     =================

     The pattern of quarterly earnings is the result of the highly seasonal nature of the business, as variations in weather conditions generally result in greater earnings during the winter months.

                                     ******